UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	15 February 2022
Number	08/22

BHP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2021

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

Keeping our people and communities safe

•	We achieved our third consecutive year fatality free.

•	Our focus on safety and health has helped us to mitigate the impacts of COVID-19 and deliver continued strong operational performance.

Margin of 64%, higher realised prices, disciplined cost performance and near record production at Western Australia Iron Ore (WAIO)

•

Profit from operations of US$14.8 billion, up 50%. Underlying EBITDA(i) of US$18.5 billion at a margin(i) of 64% for continuing operations. Disciplined cost performance, with unit cost guidance reiterated (at guidance exchange rates(ii)) with the exception of Queensland Coal which has increased, reflecting lower expected volumes for the full year as a result of significant wet weather and labour constraints.

•	Attributable profit of US$9.4 billion and Underlying attributable profit(i) of US$10.7 billion up 77% from the prior period for total operations.

•

Net operating cash flow of US$11.5 billion and free cash flow(i) of US$8.5 billion for continuing operations reflects higher realised prices across our major commodities and reliable operational performance.

Disciplined capital allocation and a revised net debt target to between US$5 and US$15 billion

•

Capital and exploration expenditure(i) of US$2.9 billion for continuing operations. Guidance for minerals capital and exploration expenditure for the full year has decreased by US$0.2 billion to US$6.5 billion as a result of favourable exchange rate movements.

•	Our potash developments are tracking to plan. The Jansen shaft project is 98% complete and the Jansen Stage 1 project has commenced contract awards.

•

We have added to our early stage growth options in future facing commodities by executing agreements for interests in additional Australian copper projects in October 2021, including the Elliott project in the Northern Territory, and investing in the Kabanga Nickel Project in Tanzania in December 2021.

•

Our commitment to a strong balance sheet remains. We have revised our net debt target range to between US$5 and US$15 billion. The revised range will support a resilient balance sheet and retain the flexibility to allocate capital towards shareholder returns and future organic and inorganic investment opportunities. Net debt(i) at 31 December 2021 was US$6.1 billion.

Value and returns: Record interim dividend of US$1.50 per share and Underlying ROCE up to 39.5%

•	We will pay a record interim dividend of US$1.50 per share or US$7.6 billion, equivalent to a 78% payout ratio(iii).

•	Underlying return on capital employed(i) strengthened further to 39.5% for total operations.

Strategic actions progressing to plan

•	In January 2022, BHP completed the unification of BHP’s dual listed corporate structure.

•

The Cerrejón divestment to Glencore completed in January 2022 and the announced share sale agreement to divest BHP Mitsui Coal (BMC) is expected to complete in the middle of the 2022 calendar year. The review process for New South Wales Energy Coal (NSWEC) is progressing, in line with the two-year timeframe we set last year.

•

Completion of the proposed merger of our Petroleum business with Woodside is expected in the June 2022 quarter subject to satisfaction of conditions precedent including approval by Woodside shareholders.

News release

Results for the half year ended 31 December 2021

The December 2021 half year financial results have been prepared on the basis that the BHP Petroleum business is a discontinued operation. The financial contribution of Petroleum entities impacted has been disclosed as separate line items, “Discontinued operations”, in the BHP Group’s Consolidated Income statement and Consolidated Cash flow statement, and has not been included when calculating the minimum dividend payout. BMC will continue to be consolidated with Queensland Coal as a continuing operation until the expected completion in the middle of the 2022 calendar year. On the Consolidated Balance Sheet, both BMC and BHP Petroleum have been reclassified as assets held for sale and excluded from net operating assets.

Half year ended 31 December	2021 US$M	2020 US$M	Change %
Total operations
Attributable profit	9,443	3,876	144%
Basic earnings per share (cents)	186.6	76.6	144%
Interim dividend per share (cents)	150.0	101.0	49%
Net operating cash flow	13,277	9,369	42%
Capital and exploration expenditure	3,677	3,614	2%
Net debt	6,090	11,839	(49%)
Underlying attributable profit	10,687	6,036	77%
Underlying basic earnings per ordinary share (cents)(i)	211.2	119.4	77%

Continuing operations
Profit from operations	14,845	9,889	50%
Underlying EBITDA	18,463	13,887	33%
Underlying attributable profit	9,715	6,200	57%
Net operating cash flow	11,529	9,148	26%
Capital and exploration expenditure	2,878	2,921	(1%)
Underlying basic earnings per ordinary share (cents)	192.0	122.6	57%

Underlying EBITDA including the contribution from Petroleum assets classified as discontinued operations	21,381	14,680	46%

BHP Chief Executive Officer, Mike Henry:

“BHP had a strong first half. We achieved our third consecutive fatality free calendar year. We mitigated the impacts of COVID-19 and significant adverse weather events to turn in a solid operational performance, particularly from our flagship Western Australian Iron Ore business.

We have announced an interim dividend of US$1.50 per share, bringing total shareholder returns to more than US$22 billion over the past 18 months.

Our record interim dividend was supported by our reliable operating performance and continued strong markets for a number of our products.

We have made strong progress on the execution of our strategy. We unified the BHP corporate structure with strong support from shareholders, we announced and advanced the proposed merger of our petroleum business with Woodside, we progressed our divestments of certain coal assets and we announced the final investment decision for our Jansen Stage 1 potash project. We have also secured further growth options in future facing commodities.

BHP is well positioned for the future. We are building on our strong foundations and capital discipline to reshape our business and grow long-term value for shareholders and other stakeholders.”

BHP Results for the half year ended 31 December 2021

Health and safety

The safety, health and wellbeing of our workforce and the communities in which we operate are fundamental priorities for our business. Our global safety improvement programs are progressing and our safety leading indicators have continued a strong underlying positive trend. We have now achieved our third consecutive year without a fatality and we have seen a sustained improvement in our key safety performance indicators. High Potential Injury frequency has decreased by 10 per cent during the half year, a reduction of 36 per cent since 31 December 2018. Total Recordable Injury Frequency has increased slightly, up three per cent during the half year to 3.8, but is 12 per cent lower over the last three years.

Community transmission of COVID-19 has increased in the jurisdictions in which we operate. We remain vigilant and continue to escalate or deescalate controls taking into account the prevailing risk as well as guidelines from local and national government bodies and expert health advice in the countries where we operate. Many of these measures remain in an elevated state at present. BHP is strongly encouraging workers who have received their first and second doses of COVID-19 vaccines to receive a booster dose as soon as they are eligible to do so. In Western Australia, a public health direction requires, from 5 February 2022, the majority of resource industry workers to receive a booster dose within one month of becoming eligible, and BHP is actively considering whether to make boosters a requirement for entry to BHP workplaces in other locations.

We are firmly committed to eliminating incidents of sexual assault and sexual harassment in our workplaces and accommodation villages, and have strengthened our approach to prevention, reporting and response. We have made significant progress in implementing controls to prevent incidents of sexual assault and sexual harassment and to mitigate the impact of incidents that do occur. Areas of focus include increased clarity and enforcement of respectful and safe workplace behaviours, leadership and education, contractor and third-party engagement, security measures at our accommodation villages and support for impacted persons. We also have ongoing engagement with external experts to learn from best practice.

Social value

We are committed to creating long-term sustainable value for shareholders and all those who benefit from, or are impacted by, BHP’s business. Social value and long-term financial value are intrinsically linked. We seek out opportunities that grow both social and financial value. Our focus on social value positions us to maximise our contribution more broadly to society – to our employees and contractors, customers and suppliers, governments, Indigenous stakeholders and other communities.

We demonstrate social value through multiple dimensions – in our operational and business performance and how we achieve it, in our setting and achieving of high standards of Environmental, Social and Governance (ESG) practices, and in the nature of our relationships with stakeholders. Social value is not merely a concept or an intent; it involves continued planned delivery of tangible outcomes. Over the course of the first half of the 2022 financial year, among other outcomes, we continued to advance social value in a range of areas including in our interactions with small and medium business enterprises, in supporting workforce skills development, in Indigenous partnerships and on decarbonisation.

Empowered communities

We are committed to contributing to the prosperity of the communities where we have a presence. We have continued to support local and Indigenous communities with additional funds to boost COVID-19 vaccine awareness and accessibility. We continue to support local business and training to enhance economic recovery and diversification. From 1 July 2021, we reduced our payment terms for small, local and Indigenous enterprises to 7 days. This came into effect across 31 countries and benefited over 4,000 suppliers.

We recognise that building capacity and skills is a critical element in the long-term ability of local communities to prosper and thrive. BHP partnered with the Australian Government Department of Education, Skills and Employment to deliver up to 1,000 skills development opportunities in regional Australia, through our voluntary social investment program. Through the Future of Work Program we are working with stakeholders to identify local workforce and business needs in regional areas, and tailoring training opportunities accordingly. The program provides opportunities to unemployed, young and Indigenous Australians across the regions where BHP operates to develop skills and better access employment. It also helps small, medium and Indigenous-run businesses to upskill employees, including skills to work in a digital environment, taking advantage of new opportunities we expect to be created through the economic recovery.

News release

We also fund the BHP Foundation, which continues to work with partner organisations globally to address some of the world’s most critical sustainable development challenges. These efforts are designed to address challenges that are directly relevant to the global resources sector and contribute towards many of the United Nations Sustainable Development Goals focusing on the governance of natural resources, environmental resilience and education equity. The BHP Foundation’s global partnerships extend across 32 projects and 49 countries, including ‘Opening Extractives’, led by Extractive Industries Transparency Initiative (EITI) and Open Ownership, supporting governments to transform the availability and use of beneficial ownership data for effective governance in the extractives sector and helping to end the use of anonymous companies; and the 10 Deserts Project which has established the world’s largest network of Indigenous-managed conservation areas spanning more than 35 per cent of Australia. Further information can be found at: bhp.com/foundation.

Inclusion

We are progressing a number of improvements to ensure our workplaces are culturally safe, free from any form of harassment, racial discrimination and vilification, or bullying. This includes ensuring that allegations of racial discrimination and vilification are investigated by BHP’s Central Investigations Team, which is separate to the functional or operational area of occurrence. A decision was taken in September 2020 that all allegations of racial discrimination and vilification are to be assigned to the most serious investigation category. We are also taking steps to address racial pay disparity. In the US, we have piloted a survey that included information on ethnic background. This supported a pay equity review and resultant adjustments. We are in the process of rolling the survey out company-wide in the 2022 calendar year. In our Commercial function based in Singapore, we have increased our Asian leadership from 43 per cent in May 2021 to 54 per cent in December 2021. We will continue to work with our people, industry peers and external experts to lift our performance and that of the industry.

Gender diversity

We continue to build a more inclusive and diverse workforce that better reflects the communities in which we operate and further enhances performance. This includes our aspirational goal of a gender balanced workforce by the end of the 2025 financial year. In the first half of the 2022 financial year, 46 per cent of our external hires were female, which has resulted in a further increase of female representation in the workforce, up 0.8 percentage points to 30.6 per cent. The Executive Leadership Team established in the 2020 calendar year is gender balanced.

Indigenous partnerships

We recognise the connection of Indigenous peoples to the land and water, and we seek to recognise this by listening, learning and building shared understandings and objectives. Our approach to cultural heritage focuses on building and maintaining genuine and mutually beneficial partnerships with Indigenous peoples and is driven by the commitments made in our Indigenous Peoples Policy Statement, our Indigenous Peoples Strategy and our Regional Indigenous Peoples plans, including the Australian Reconciliation Action Plan. These plans include key targets for increasing Indigenous representation in the workforce and engaging with Indigenous businesses. Indigenous representation has increased across all operating regions and BHP has spent over US$69 million in the December 2021 half year with Indigenous and First Nation’s businesses globally.

During the half year, we continued to work with Indigenous groups and representative organisations to further strengthen our cultural heritage management practices. We recognise our responsibility to respect and sustain the cultural landscapes in which we operate and work in partnership to ensure we respect the rights of the Indigenous peoples who are its custodians. We also continue to support efforts to further strengthen the laws, policies and practices that regulate the management of cultural heritage values. In August 2021, and after a year of negotiations, the Barada Barna Aboriginal Corporation, on behalf of the Barada Barna people, and BMC signed a Native Title Project Agreement for South Walker Creek Mine in Central Queensland.

Our progress on decarbonisation

Climate Transition Action Plan

In September 2021, we released our Climate Transition Action Plan (CTAP), which was strongly supported by shareholders through the non-binding advisory ‘Say on Climate’ shareholder vote at our Annual General Meetings in 2021. The CTAP outlines BHP’s updated approach to reducing greenhouse gas (GHG) emissions and managing climate risks across our global value chain, including the detail of our value chain (Scope 3) net zero goal.

BHP Results for the half year ended 31 December 2021

We expect our diversified portfolio to be resilient under a number of different long-term scenarios, and we continue to pursue opportunities to further strengthen our portfolio and our exposure to long-term decarbonisation trends.

Our progress on operational decarbonisation (Scope 1 and Scope 2)

We have made progress on actions required to meet our medium-term target and long-term goal to reduce operational emissions. In January 2022, Escondida and Spence completed the transition to four renewable power contracts to increase flexibility for our power portfolio, as part of our continued aim to supply Escondida and Spence’s energy requirements from 100 per cent renewable energy sources by the mid-2020s.

In Australia, Olympic Dam partnered with Iberdrola at the Port Augusta Renewable Energy Park to reduce Olympic Dam’s emissions position to zero from 50 per cent of its electricity consumption by 2025, based on current forecast demand. This follows BHP’s entry into renewable energy agreements for our operations in Nickel West in 2021 and Queensland Coal in 2020.

To support our goal to achieve net-zero operational GHG emissions by 2050, BHP has become a founding member of Komatsu’s GHG Alliance, which aims to develop commercially viable zero-greenhouse gas emissions haul trucks. We are also working in partnership with Caterpillar Inc. to accelerate their development and deployment of zero-emissions mining trucks at BHP operations.

Our progress on value chain decarbonisation (Scope 3)

We have made progress on actions to support the reduction of value chain emissions through partnerships with our customers. COP26 in Glasgow highlighted the increasing importance on collaboration for ‘breakthrough’ discoveries, particularly in steelmaking. In October 2021, BHP announced the signing of a Memorandum of Understanding (MoU) with South Korea’s POSCO, one of the world’s largest steelmakers, to undertake pilot and plant trials to reduce emissions in the steelmaking process. This, combined with other MoUs, means we now have partnerships with major steelmakers with a combined output of approximately 12 per cent of reported global steel production. In November 2021, we officially joined the Global Low-carbon Metallurgical Innovation Alliance, with the aim of boosting the global steel industry’s low-carbon transformation. The alliance, initiated by China Baowu Steel Group, is comprised of 62 enterprises, colleges and universities and scientific research institutions from 15 countries.

In the first half of the 2022 financial year, we also announced a collaboration with Tesla Inc. to make the nickel-based battery supply chain more sustainable, with a focus on end-to-end raw material traceability using blockchain technology. BHP also entered into a MoU with Toyota Tsusho Corporation and Japan’s Prime Planet Energy & Solutions to create a Green Electric Vehicle Ecosystem that will seek to enhance sustainability, recyclability and traceability, starting with nickel sulphate supply.

In maritime, BHP signed the Call to Action for Shipping Decarbonisation to urge world leaders to align shipping with the goals of the Paris Agreement. This is one dimension of our commitment to maritime decarbonisation, which includes our new target, announced in September 2021, of net zero by 2050 for greenhouse gas emissions from all shipping of our products by 2050, subject to the widespread availability of carbon neutral solutions, including low/zero-emission technology on board suitable ships and low/zero-emission marine fuels(iv).

Value chain stewardship

BHP was awarded the Copper Mark for Escondida, Spence and Olympic Dam. The Copper Mark is an assurance framework specific to the copper industry, developed to ensure that value chain participants demonstrate best practice in responsible production and contribute to the United Nations’ Sustainable Development Goals. Additionally, BHP and leading US copper cable and wire manufacturer, Southwire, have completed their first ‘carbon neutral’(v) copper transaction involving delivery from BHP’s mines in Chile to Southwire’s processing activities in Georgia, United States.

Environmental performance

We are on track to achieve our five-year target to reduce FY22 fresh water withdrawal by 15 per cent from FY17 levels.

The importance of the intersection between biodiversity and climate effects was noted at several major intergovernmental meetings in 2021. A new US$3.3 million research program by BHP and CSIRO, Australia’s national science agency, will seek to measure and quantify the net emissions reduction potential of Australia’s mangroves, seagrasses and tidal marshes, which can absorb carbon faster than land-based forests. They also provide coastal communities with essential benefits for coastal protection, fish production and biodiversity. This project aims to develop metrics to measure these benefits for incorporation into Australian and international standards.

News release

As part of BHP’s commitment to contribute to environmental resilience and biodiversity outcomes in a collaborative way, BHP joined the Taskforce on Nature-related Financial Disclosures (TNFD) Forum, a global multi-disciplinary consultative group of institutions seeking to develop and deliver a natured-based risk management and disclosure framework. It aims to support a shift in global financial flows away from nature-negative outcomes and toward nature-positive ones.

Social value: key indicators scorecard(1)

	Target	H1 FY22	H2 FY21	H1 FY21	FY21	Comment
Fatalities	Zero work-related fatalities	0	0	0	0	No fatalities at our operated assets over the last 36 months.
High Potential Injury (HPI) frequency(vi) (per million hours worked)	Year-on-year improvement in HPI frequency	0.18	0.20	0.20	0.20	36 per cent reduction since 31 December 2018.
TRIF(vi) (per million hours worked)	Year-on-year improvement in TRIF	3.8	3.7	3.6	3.7	12 per cent reduction over the last three years.
Operational greenhouse gas (GHG) emissions(vi) (Mt CO2-e)	Maintain FY22 operational GHG emissions at or below FY17 levels(2)(3) while we continue to grow our business and reduce emissions by at least 30 per cent from FY20 levels(3) by FY30	6.8	8.0	8.2	16.2	On track to meet our FY22 and FY30 targets with the reductions in emissions from renewable power contracts at Escondida, Spence, Queensland Coal, Nickel West and Olympic Dam.
Value chain emissions(vi)	Steelmaking: 2030 goal to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030	✓	✓	✓	✓	On track to deliver 2030 goal with MoU with South Korea’s POSCO signed in H1 FY22.
	Maritime transportation: 2030 goal to support 40 per cent emissions intensity reduction of BHP-chartered shipping of our products	✓	✓	✓	✓	On track to deliver 2030 goal.
Freshwater withdrawals(vi) (GL)	Reduce FY22 freshwater withdrawals by 15 per cent from FY17 levels(4)	55.3	60.9	52.6	113.5	On track to meet our five-year target.
Community and social investment (US$M)	No less than one per cent of pre-tax profit (three-year rolling average)	46.9	144.3	30.5	174.8	On track to deliver our target.
Local procurement spend (US$M)	Support the growth of local businesses in the regions where we operate	1,172	1,064	1,112	2,176	Over US$1.9 billion directed to local suppliers in each of the past two financial years.
Female workforce participation(vi) (%)	Aspirational goal for gender balance by the end of FY25	30.6	29.8	27.4	29.8	74 per cent increase from FY16(5), with 46 per cent female external hires in H1 FY21.
Indigenous workforce participation(vi) (%)	Australia: aim to achieve 8.0 per cent by the end of FY25	8.0	7.2	6.7	7.2	Assets continue to focus on Indigenous employment.
	Chile: aim to achieve 10.0 per cent by the end of FY26	8.5	7.5	6.8	7.5	Assets continue to focus on Indigenous employment.
	Canada – Potash: aim to achieve 20.0 per cent by the end of FY27	13.7	13.7	12.8	13.7	Assets continue to focus on Indigenous employment.

(1)

All data points are presented on a total operations basis and are subject to non-financial assurance reviews. Some previously reported data points have been re-stated as a result of audit and assurance reviews completed subsequent to release of information or reclassification. Re-stated figures are shown in italics.

(2)	In FY17, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US). Greenhouse gas emissions are subject to final sustainability assurance review.
(3)	FY17 and FY20 baselines will be adjusted for any material acquisitions and divestments based on GHG emissions at the completion of the transaction. Carbon offsets will be used as required.
(4)

In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20.

(5)	In FY16, our female representation was 17.6%.

BHP Results for the half year ended 31 December 2021

Samarco

BHP Brasil remains committed to Samarco supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Fundão dam failure, as set out in the Framework Agreement entered into in March 2016 by BHP Brasil, Samarco, Vale and relevant Brazilian authorities.

In total, Renova has spent R$19.6 billion (approximately US$4.2 billion(vii)) on remediation and compensation programs to 31 December 2021.

Compensation and financial assistance increased to a total of approximately R$8.7 billion (approximately US$1.8 billion(vii)) in payments to support approximately 370,000 people affected by the Fundão dam failure. This includes approximately 51,200 payments paid through the court-mandated “Novel System”. Resettlement of communities continues to progress, with 128 resettlement cases across the region completed, and a further 176 in progress, through construction of houses and public buildings, allocation of plots or cash payments.

Negotiations are ongoing with State and Federal Prosecutors and other Brazilian public authorities on the review of the Framework Agreement, seeking a definitive and substantive settlement of claims relating to the dam failure.

In October 2021, the 12th Federal Court delivered a ruling that expanded the scope of eligible individuals of the court mandated compensation process (“Novel System”), extended its geographical scope and increased indemnification amounts for certain categories of damage. While the decision is under appeal and applications have been made to clarify certain aspects of the ruling, the ruling has been considered in determining the cost estimates that form the basis of the Group’s dam failure provision as at 31 December 2021. The Group’s provisions related to the Samarco dam failure have increased by US$327 million since 30 June 2021, to a total of US$3.1 billion as at 31 December 2021.

In the December 2021 half year, BHP reported an exceptional loss of US$821 million (after tax) in relation to the Fundão dam failure. This predominantly reflected an increase in cost estimates for the Samarco dam failure provision, primarily as a result of the 12th Federal Court’s decision and fair value change on forward exchange derivatives. Additional commentary is included on page 47.

Samarco’s Judicial Reorganisation process is continuing in the Commercial Courts of Belo Horizonte, State of Minas Gerais. The Judicial Reorganisation is a process for Samarco to restructure its financial debts in order to establish a sustainable independent financial position that would allow Samarco to continue its operations safely and meet its Renova Foundation obligations. BHP Brasil will continue to support Samarco in this process.

News release

Financial performance

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year

Earnings and margins

•	Attributable profit of US$9.4 billion includes an exceptional loss of US$1.2 billion (31 December 2020: US$3.9 billion, which included an exceptional loss of US$2.2 billion).

•

The exceptional loss of US$1.2 billion (after tax) relates to the current half year impact of the Samarco dam failure of US$821 million as well as an impairment of US deferred tax assets no longer expected to be recoverable after the Petroleum demerger of US$423 million.

•	Underlying attributable profit of US$10.7 billion for total operations (31 December 2020: US$6.0 billion) was underpinned by disciplined cost performance across our operations.

•

Profit from operations (continuing operations) of US$14.8 billion (31 December 2020: US$9.9 billion) increased as a result of higher sales prices across our major commodities, near record production at WAIO and higher concentrate sales at Spence, and favourable exchange rate movements. This was partially offset by the impacts from planned maintenance across a number of our assets, expected copper grade decline at Escondida, significant wet weather at Queensland Coal and inflationary pressures, including higher fuel, energy and consumable prices.

•

The total impact from COVID-19 on our operations was US$223 million (pre-tax) (31 December 2020: US$405 million). This represents the following impacts: lower volumes at our operated assets of US$69 million (31 December 2020: US$138 million) and direct costs of US$154 million incurred (31 December 2020: US$267 million, reported as an exceptional item), such as social distancing measures including additional charter flights, accommodation, security and health and hygiene services and also temporary relocation costs due to border restrictions, combined with higher demurrage and other standby charges due to delays caused by COVID-19.

•

Underlying EBITDA (continuing operations) of US$18.5 billion (31 December 2020: US$13.9 billion), with an increased EBITDA margin (continuing operations) of 64 per cent (31 December 2020: 60 per cent). Additional commentary is included on page 15.

•	Underlying return on capital employed strengthened to 39.5 per cent (31 December 2020: 23.6 per cent). Underlying return on capital employed, excluding Petroleum, is approximately 42.9 per cent.

Costs

•

Full year unit cost guidance for WAIO and Escondida remains unchanged (based on exchange rates of AUD/USD 0.78 and USD/CLP 727). Unit cost guidance for Queensland Coal has been increased, reflecting lower expected volumes for the full year as previously announced.

•

Unit costs(i) at WAIO are below guidance at the half year (based on an exchange rate of AUD/USD 0.78) and are tracking towards the lower end of the guidance range on a full year basis. WAIO unit costs, on a C1 basis excluding third party royalties, were 18 per cent higher than the prior period at US$14.74 per tonne (31 December 2020: US$12.46 per tonne) driven by higher diesel prices (US$0.84 per tonne) and costs associated with the South Flank ramp up (US$0.82 per tonne).

•

Escondida unit costs were at the top end of the guidance range (based on an exchange rate of USD/CLP 727) and reflect the planned lower concentrator feed grade. Concentrator feed grade is expected to improve in the June 2022 half year as the mine sequence moves towards higher grade areas.

•

Queensland Coal unit costs are tracking above the revised guidance range at the half year (based on an exchange rate of AUD/USD 0.78) primarily due to lower volumes in the first half due to significant wet weather impacts and labour constraints. A stronger second half performance is expected following planned maintenance undertaken in the first half, however COVID-19 related absenteeism impacts remain a risk for the second half of the 2022 financial year.

BHP Results for the half year ended 31 December 2021

•	Historical costs and guidance for our major assets are summarised below:

					H1 FY22 at
	Medium-term guidance(1)		FY22 guidance(1)		guidance exchange rates(1)	realised exchange rates(2)	H1 FY21(3)	H1 FY22(2) vs H1 FY21(3)
Escondida unit cost (US$/lb)	<1.10		1.20 - 1.40		1.40	1.29	0.90	43%
WAIO unit cost (US$/t)(4)	<16		17.50 - 18.50		17.38	16.15	14.38	12%
Queensland Coal unit cost (US$/t)(5)	—	(6)	85 - 94		98.63	91.39	84.92	8%
Discontinued operations
Petroleum unit cost (US$/boe)	—	(7)	—	(7)	10.82	10.51	10.30	2%

(1)	FY22 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.78 and USD/CLP 727.
(2)	Average realised exchange rates for H1 FY22 of AUD/USD 0.73 and USD/CLP 798.
(3)	H1 FY21 unit costs exclude the impact from COVID-19 which was reported as an exceptional item.
(4)	WAIO unit costs exclude freight and government royalties. C1 unit costs, excluding third party royalties, are detailed on page 22.
(5)

We announced the share sale agreement to divest our interest in BMC in November 2021, however we will continue to report BMC as part of Queensland Coal and we maintain economic and operating control of BMC until the sale has completed.

(6)	Coal imports into China remains uncertain and as a result Queensland Coal medium-term unit cost guidance is not able to be provided.
(7)

Given our announcement of a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside in November 2021, no further unit cost guidance for Petroleum will be provided.

•	Production and guidance are summarised below:

Production	Medium-term guidance		FY22 guidance			H1 FY22	H1 FY21	H1 FY22 vs H1 FY21
Copper (kt)			1,590 - 1,760		Low end	742	841	(12%)
Escondida (kt)	~1,200	(1)	1,020 - 1,080		Narrowed range	488	572	(15%)
Other copper(2) (kt)			520 - 590		Lowered	254	269	(5%)
Iron ore (Mt)			249 - 259		Unchanged	129	128	1%
WAIO (Mt)			246 - 255		Unchanged	127	128	(1)%
WAIO (100% basis) (Mt)	290	(3)	278 - 288		Unchanged	144	145	0%
Samarco (Mt)			3 - 4		Unchanged	2	0	>100%
Metallurgical coal (Mt)(4)	—	(5)	38 - 41		Lowered	18	19	(8%)
Queensland Coal (100% basis) (Mt)			68 - 72		Lowered	31	34	(10%)
Energy Coal - NSWEC (Mt)			13 - 15		Unchanged	7	7	5%
Energy Coal - Cerrejón (Mt)			—	(6)		4	1	>100%
Nickel (kt)			85 - 95		Unchanged	40	46	(15%)
Discontinued operations
Petroleum (MMboe)	—	(7)	—	(7)		53	50	5%

(1)	Represents annual average copper production over the medium term.
(2)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(3)

In September 2021, WAIO received regulatory approval to increase capacity at its Port Hedland operations to 330 Mtpa (100 per cent basis), subject to the outcomes of a standard appeals processes. Our near-term focus remains on sustainable achievement of 290 Mtpa, with plans to creep beyond this through productivity improvements in the medium term.

(4)

We announced the share sale agreement to divest our interest in BMC in November 2021, however we will continue to report BMC as part of Queensland Coal and we maintain economic and operating control of BMC until the sale has completed.

(5)	Coal imports into China remains uncertain and as a result Queensland Coal medium-term production guidance is not able to be provided.
(6)

We have ceased providing Cerrejón production guidance due to the completion of the divestment of our interest. The transaction has an effective economic date of 31 December 2020 and volumes have been reported separately.

(7)

Given our announcement of a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside in November 2021, no further annual production guidance for Petroleum will be provided. However, until merger completion, we expect a production run rate broadly consistent with the original FY22 production guidance of between 99 and 106 MMboe.

News release

Cash flow and balance sheet

•

Net operating cash flows (continuing operations) of US$11.5 billion (31 December 2020: 9.1 billion) reflects strong prices across our major commodities and a reliable operating performance during the period. This includes an unfavourable working capital movement of US$2.2 billion largely related to inventory builds, net price impacts on receivables and royalties, and other movements. Income tax and royalty-related taxation payments of US$5.0 billion include approximately US$2.0 billion of tax instalments and final tax payments relating to the 2021 financial year.

•

Free cash flow (continuing operations) of US$8.5 billion for the half year (31 December 2020: US$5.9 billion), and free cash flow of US$9.7 billion (total operations), inclusive of capital and exploration expenditure of US$3.7 billion.

•

Our balance sheet remains strong with net debt at US$6.1 billion at 31 December 2021 (30 June 2021: US$4.1 billion; 31 December 2020: US$11.8 billion). The increase of US$2.0 billion in net debt in the half year (or a decrease of US$5.7 billion from 31 December 2020) reflects strong free cash flow generation by the operations more than offset by the record final dividend paid to shareholders in September 2021 of US$10.0 billion, dividends paid to non-controlling interests of US$1.3 billion and US$0.5 billion of lease additions.

	H1 FY22 US$M	H1 FY21 US$M
Net debt at the beginning of the period	4,121	12,044
Lease additions	497	909
Free cash flow	(9,688)	(5,160)
Dividends paid	10,029	2,767
Dividends paid to NCI	1,273	762
Transfer to liability directly associated with assets held for sale	(528)	—
Other movements	386	517

Net debt at the end of the period	6,090	11,839

•

Following a review of the net debt target, we have revised the range to between US$5 and US$15 billion from the previous target range of between US$12 and US$17 billion. The revised net debt target range will enable BHP to maintain a resilient balance sheet during periods of change and external uncertainties and retain flexibility to allocate capital within our Capital Allocation Framework towards shareholder returns and future organic and inorganic investment opportunities.

•	Gearing ratio(i) of 10.0 per cent (30 June 2021: 6.9 per cent; 31 December 2020: 18.1 per cent).

Dividends

•

We will pay a record interim dividend of US$1.50 per share or US$7.6 billion, including an additional amount of US$2.7 billion above the minimum payout policy. This is equivalent to a 78 per cent payout ratio(iii) (31 December 2020: 85 per cent).

•	We have consistently delivered high cash returns, with more than US$22 billion of total announced returns to shareholders over the last 18 months.

Capital and exploration

•

Capital and exploration expenditure of US$3.7 billion (total operations) in the December 2021 half year included maintenance expenditure(viii) of US$1.1 billion, minerals exploration of US$0.1 billion and Petroleum expenditure of US$0.8 billion.

•

Capital and exploration expenditure of approximately US$6.5 billion (continuing operations) is now expected for the 2022 financial year. This is US$0.2 billion lower than previous guidance predominantly due to favourable exchange rate movements. Guidance is subject to exchange rate movements.

BHP Results for the half year ended 31 December 2021

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY22e US$M		H1 FY22 US$M	H1 FY21 US$M	FY21 US$M
Maintenance(1)	2,800		1,090	1,034	2,259
Development - Minerals	3,500		1,678	1,801	3,353

Capital expenditure (purchases of property, plant and equipment)	6,300		2,768	2,835	5,612

Add: exploration expenditure	200		110	86	192

Capital expenditure - Continuing operations	6,500		2,878	2,921	5,804

Capital expenditure - Discontinued operations	—	(2)	799	693	1,316

Capital and exploration expenditure - Total operations	—		3,677	3,614	7,120

(1)	Includes capitalised deferred stripping of approximately US$800 million for FY22 and US$409 million for H1 FY22 (H1 FY21: US$396 million; FY21: $810 million).
(2)

Given our announcement of a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside in November 2021, no further capital and exploration guidance for Petroleum will be provided.

•

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with carbon abatement and our automation programs, is unchanged and forecast to be approximately:

•	US$4.50 per tonne for WAIO; and

•	US$10 per tonne for Queensland Coal.

•	Capital expenditure on decarbonisation is expected to be at the upper end of the guidance range of between US$2 to US$4 billion until the 2030 calendar year.

Projects

•	At the end of December 2021, BHP had two major projects under development, the US$2.97 billion Jansen mine shafts project and the US$5.7 billion Jansen Stage 1 project.

•	Major projects are summarised below:

Commodity	Project and ownership	Project scope / capacity(1)	Capital expenditure(1) US$M	Date of initial production	Progress / comments
			Budget	Target
Projects in execution at 31 December 2021 – continuing operations
Potash	Jansen Potash(2) (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,972	CY27	The project is 98% complete. Target project completion in CY22
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	5,723	CY27	Approved in August 2021, the project is 3% complete.
Projects in execution at 31 December 2021 - discontinued operations
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154	CY22	On schedule and budget. The overall project is 97% complete.
Petroleum	Shenzi North development (US Gulf of Mexico) 72% (operator)	A two-well subsea tie-in to the Shenzi platform, with the capacity to produce up to 30,000 gross barrels of oil equivalent per day.	392	CY24	On schedule and budget. The overall project is 5% complete.
Petroleum	Scarborough (Western Australia) 26.5% (non-operator)	New upstream facilities designed to deliver daily gas quantities to manufacture 8 Mtpa LNG and 180 TJ/day of domestic gas.	1,500	CY26	Sanctioned in November 2021. On schedule and budget. The overall project is 10% complete.

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflect BHP’s share.

(2)	Capital expenditure of approximately US$120 million is expected for FY22.

News release

•

On 7 September 2021, BHP received regulatory approval to increase capacity at our Port Hedland operations up to 330 Mtpa (100 per cent basis), subject to the outcomes of standard appeals processes. Our near-term focus remains on sustainable achievement of 290 Mtpa of iron ore, with plans to creep beyond this through productivity improvements in the medium term.

•	We continue to progress with the implementation of autonomous trucks across our Australian iron ore and coal mine sites.

•

In December 2021, we approved the South Flank Autonomous Haulage Project to automate the current fleet of 41 Komatsu haul trucks. The project is scheduled to commence in the June 2022 quarter and is expected to be completed within 18 months.

•	At the Daunia coal mine in Central Queensland, the second coal operation to implement autonomous haul trucks, all trucks are now commissioned and operational, on schedule and budget.

•

At the Goonyella Riverside mine in Queensland, the first coal site to implement autonomous haul trucks, the deployment of 86 autonomous trucks continues in line with the plan and is expected to be completed in the middle of the 2022 calendar year, on schedule and budget.

Operations Services

Operations Services performs business critical services across our minerals operations in Australia, including maintaining a significant portion of ultra-class trucks and moving significant volumes of material as part of production services. At 31 December 2021, Operations Services was responsible across Minerals Australia for maintaining 38 per cent of BHP’s haul trucks, including 92 per cent of ultra-class trucks at BMA, and the 308 km of conveyors in our WAIO operations.

The BHP FutureFit Academy, launched in May 2020, has welcomed over 520 students and graduated over 200 maintenance associates during this period. The FutureFit Academy extended its curriculum to Production in 2021 and is now able to deliver a nationally accredited qualification in Surface Extraction Operations.

Outlook

Economic outlook

We remain positive in our outlook for long-term global economic growth and commodity demand. Population growth, the infrastructure of decarbonisation and rising living standards are all expected to drive demand for energy, metals and fertilisers for decades to come.

In the near term, volatility in the operating environment is expected to continue. Momentum towards recovery remains intact across most key regions, although China slowed over the second half of the 2021 calendar year, and vigilance around COVID-19 risks is still a constant for all. We anticipate that the headwinds that buffeted China will diminish as the 2022 calendar proceeds. A desynchronised exit from emergency policy settings around the globe is a source of uncertainty.

Industry wide inflationary pressure has been pronounced, lifting and steepening operating cost curves and challenging timely project delivery. Many commodity-linked uncontrollable costs have moved noticeably higher, in some cases to record highs. Labour costs have increased materially due to localised shortages of both general and skilled workers. This partly reflects regulatory constraints on movement across international and state borders. We expect cost headwinds due to supply bottlenecks to remain challenging in the 2022 calendar year, with only tentative signs of easing by the end of the period. As the actual recognition of costs tends to lag developments in prompt pricing, these pressures are expected to continue to impact on our cost base in the following calendar year. Demand-led inflation in the broader economy, reflecting a healthy tension between rising demand and the ability to meet it, is expected to endure for some time. That is fundamentally positive for the resources industry. After more than half a decade of industry wide capital discipline, positive developments in demand are broadly expected to manifest in tighter market balances. That can potentially prolong the period of attractive pricing that we currently observe across the portfolio. Low cost operators stand to capture increased margins in certain commodities.

BHP Results for the half year ended 31 December 2021

Commodities outlook

In the half year ended 31 December 2021, the key theme in steel was a policy induced production crunch in China. The starting point for Chinese output expectations in the 2022 calendar year is zero growth from the 1.033 Bt produced in 2021. End-use demand in China is expected to firm over the course of the 2022 calendar year, as easier policy gradually takes hold. As is common at the start of a new five-year plan, infrastructure is expected to be supportive of steel demand.

Iron ore prices declined in the first half of the 2022 financial year as China’s steel production curbs took hold, while seaborne supply improved. Prices have since stabilised and recovered, albeit not to the previous highs. In the medium term, China’s demand for iron ore is expected to be lower than it is today as crude steel production plateaus and the scrap-to-steel ratio rises. In the long-term, prices are expected to be determined by high cost production, on a value-in-use adjusted basis, from Australia or Brazil. It is imperative that we continue to compete on both quality and operational effectiveness.

Metallurgical coal prices surged to record highs in the first half of the 2022 financial year on multi-regional supply constraints amidst challenging operating conditions. Even so, the industry faces a difficult and uncertain period ahead while natural trade flows are impaired. Longer term, high quality metallurgical coals will continue to provide value-in-use benefits to integrated steelmakers as they seek to optimise the energy and emissions intensity of their operations. This will particularly be the case in emerging Asia, where the blast furnace fleet is still young, and transitional technologies are expected to dominate decarbonisation efforts in the next 20-30 years.

Energy coal prices reached all-time highs in the first half of the 2022 financial year as constrained supply coincided with very strong demand from both Asia and Europe. China’s policy in respect of energy coal imports remains a key medium-term uncertainty.

Copper prices have receded slightly from the record highs established in the second half of the 2021 financial year, but they remain very high in absolute terms. Longer term, both demand and supply factors indicate that copper is an attractive avenue for future growth.

Nickel prices performed well over the first half of the 2022 financial year and the positive momentum continues. Depleting stocks was a recurrent theme over the half, with strong demand from both traditional uses and batteries coupled with supply uncertainty. Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.

Potash prices have increased sharply over the last 18 months, despite latent excess production capacity. Longer term, potash stands to benefit from the intersection of a number of global megatrends: rising population, changing diets and the need for the sustainable intensification of agriculture. The compelling demand picture, and the maturity of the existing asset base, offers an attractive entry opportunity for a world class operation later this decade.

Crude oil prices traded in an approximate range of US$65-85 per bbl (Brent) over the last half year, with prices moving above US$90 per bbl early in the current half. Beyond the current phase, considerable investment is going to be required to fill the medium and longer term supply-demand gap we expect to emerge. If that investment is not forthcoming in a timely way, the possibility of oil prices moving up aggressively cannot be ruled out.

The Japan-Korea Marker price for LNG has been extremely elevated, with all-time high spot pricing achieved in the lead-up to the northern hemisphere winter. Longer term, assets advantaged by their proximity to existing infrastructure or customers, or both, in addition to competitive emissions intensities, are expected to be attractive.

Further information on BHP’s economic and commodity outlook can be found at: bhp.com/prospects

News release

Income statement

Underlying attributable profit and Underlying EBITDA are presented below.

Underlying attributable profit

Half year ended 31 December	2021 US$M	2020 US$M Restated
Profit after taxation attributable to BHP shareholders	9,443	3,876
Total exceptional items attributable to BHP shareholders(1)	1,244	2,160

Underlying attributable profit	10,687	6,036
(Profit)/loss after taxation attributable to members of BHP for Discontinued operations	(972)	192
Total exceptional items attributable to BHP shareholders for Discontinued operations	—	(28)

Underlying attributable profit – Continuing operations	9,715	6,200

Weighted basic average number of shares (Million)	5,061	5,057

Underlying basic earnings per ordinary share – Continuing operations	192.0	122.6

(1)	Refer to page 17 and to note 2 ‘Exceptional items’ and note 10 ‘Significant events – Samarco dam failure’ of the Financial Report for further information.

Underlying EBITDA

Half year ended 31 December	2021 US$M	2020 US$M Restated
Profit from operations	14,845	9,889
Exceptional items included in profit from operations(1)	729	1,511

Underlying EBIT	15,574	11,400

Depreciation and amortisation expense	2,851	2,405
Net impairments	38	629
Exceptional item included in Depreciation, amortisation and impairments(2)	—	(547)

Underlying EBITDA	18,463	13,887

(1)

Exceptional items loss of US$729 million excludes net finance costs of US$93 million related to the Samarco dam failure. Refer to page 17 and to note 2 ‘Exceptional items’ and note 10 ‘Significant events – Samarco dam failure’ of the Financial Report for further information.

(2)	Relates to impairment charges in relation to NSWEC. Refer to note 2 ‘Exceptional items’.

BHP Results for the half year ended 31 December 2021

Underlying EBITDA

The following table and commentary describe the impact of the principal factors(i) that affected Underlying EBITDA for the December 2021 half year compared with the December 2020 half year:

	US$M
Half year ended 31 December 2020 (Restated)	13,887
Net price impact:
Change in sales prices	6,248	Higher average realised prices for all of our major commodities.
Price-linked costs	(570)	Increased royalties reflecting higher realised prices, mainly for metallurgical and thermal coal products.

	5,678

Change in volumes	(969)	Near record volumes at WAIO and higher concentrate sales at Spence reflecting the continued ramp up of the Spence Growth Option despite lower than expected recoveries, were more than offset by lower planned copper concentrator feed grade at Escondida, lower volumes at Olympic Dam as a result of the planned major smelter maintenance campaign, lower Queensland Coal volumes due to significant wet weather impacts from La Niña and labour constraints, and lower volumes at Nickel West due to planned maintenance during the period.
Change in controllable cash costs	(465)	Higher costs across the Group associated with COVID-19 (US$154 million), which was reported as an exceptional item last year, and higher costs at WAIO due to the South Flank operational ramp-up expenditure. Incremental costs associated with end-of-negotiation workforce bonus payments at Escondida, and a prior period one-off gain from the cancelled power contracts at Escondida and Spence. This was partially offset by favourable inventory movements at Olympic Dam. Coal costs were broadly flat.
Change in other costs:
Exchange rates	591	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation	(294)	Impact of inflation on the Group’s cost base.
Fuel, energy, and consumable price movements	(305)	Predominantly higher diesel and acid prices.
Non-Cash	35	Mainly higher capitalisation due to increased waste movement at Escondida.

	27

Asset sales	5
Ceased and sold operations	(7)
Other items	307	Other includes higher recovery of freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages and higher average realised sales prices received by Antamina, partially offset by the write-off of iron ore dormant stockpiles.

Half year ended 31 December 2021	18,463

News release

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices(1)	H1 FY22		H1 FY21		H2 FY21	FY21	H1 FY22 vs H1 FY21	H1 FY22 vs H2 FY21	H1 FY22 vs FY21
Copper (US$/lb)	4.31		3.32		4.34	3.81	30%	(1%)	13%
Iron ore (US$/wmt, FOB)	113.54		103.78		158.17	130.56	9%	(28%)	(13%)
Metallurgical coal (US$/t)	259.71		97.61		114.81	106.64	166%	126%	144%
Hard coking coal (HCC) (US$/t)(2)	278.60		106.30		118.54	112.72	162%	135%	147%
Weak coking coal (WCC) (US$/t)(2)	218.65		73.17		104.40	89.62	199%	109%	144%
Thermal coal (US$/t)(3)	137.68		44.35		70.83	58.42	210%	94%	136%
Nickel metal (US$/t)	19,651		15,140		17,537	16,250	30%	12%	21%
Discontinued operations
Oil (crude and condensate) (US$/bbl)	73.62	(4)	41.24	(4)	63.05	52.56	79%	17%	40%
Natural gas (US$/Mscf)(5)	5.78	(4)	3.83		4.86	4.34	51%	19%	33%
LNG (US$/Mscf)	15.10		4.45		7.04	5.63	239%	114%	168%

(1)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(2)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(3)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines
(4)

The average realised prices for oil (crude and condensate) and natural gas have been adjusted after the release of the Operational Review for the half year ended 31 December 2021 to reflect tax barrels and ceased and sold assets adjustments.

(5)	Includes internal sales.

In copper, the provisional pricing and finalisation adjustments increased Underlying EBITDA by US$11 million in the December 2021 half year and are included in the average realised copper price in the above table.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half year ended 31 December 2021	Average Half year ended 31 December 2020	As at 31 December 2021	As at 31 December 2020	As at 30 June 2021
Australian dollar(1)	0.73	0.72	0.73	0.77	0.75
Chilean peso	798	771	845	711	735

(1)	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments excluding exceptional items increased by US$402 million to US$2.9 billion, reflecting higher depreciation and amortisation at WAIO from the commissioning of South Flank and updates to the closure provision at Yandi at the end of the 2021 financial year. Additional charges at Pampa Norte reflects the Spence Growth Option (SGO) commissioning in the prior year.

Net finance costs

Net finance costs decreased by US$524 million to US$352 million mainly due to lower interest rates on a lower average debt balance for the period and premiums of US$395 million paid as part of the value accretive multi-currency hybrid repurchase programs completed during the prior period.

BHP Results for the half year ended 31 December 2021

Taxation expense

	2021			2020 (Restated)
Half year ended 31 December	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	14,493	(4,959)	34.2	9,013	(3,993)	44.3
Adjusted for:
Exchange rate movements	—	(91)		—	(48)
Exceptional items(1)	822	422		1,552	590

Adjusted effective tax rate	15,315	(4,628)	30.2	10,565	(3,451)	32.7

(1)	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements and exceptional items, is 30.2 per cent (31 December 2020: 32.7 per cent) and is above 30 per cent primarily due to the impact of withholding taxes on current and future dividends from Chilean operations partially offset by a reversal of previously derecognised tax losses relating to NSWEC. The adjusted effective tax rate is lower than at 31 December 2020 predominantly due to the reversal of NSWEC tax losses derecognised in the prior period. The adjusted effective tax rate for the 2022 financial year is expected to be in the range of 30 to 35 per cent, revised from 32 to 37 per cent.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.7 billion during the period (31 December 2020: US$1.3 billion).

Exceptional items

The following table sets out the exceptional items for the December 2021 half year. Additional commentary is included on page 39.

Half year ended 31 December 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(822)	1	(821)
Impairment of US deferred tax assets	—	(423)	(423)

Total	(822)	(422)	(1,244)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(822)	(422)	(1,244)

Debt management and liquidity

BHP continues to optimise its balance sheet and debt position.

During the December 2021 half year, gross debt decreased by US$2.0 billion to US$19.0 billion at 31 December 2021. This decrease includes a US$0.5 billion repayment of 3.250 per cent USD senior notes that matured on 21 November 2021, US$0.5 billion of coal and petroleum leases transferred to liabilities directly associated with assets held for sale and US$0.5 billion of favourable foreign exchange and interest rate adjustments.

At the subsidiary level, Escondida refinanced US$0.3 billion of long-term debt that was due to mature in the period.

BHP continues to hold a robust liquidity position with US$12.4 billion in cash and cash equivalents. The Group also has a US$5.5 billion commercial paper program backed by a US$5.5 billion revolving credit facility. During the period the Group completed a one-year extension of the revolving credit facility which is now due to mature in October 2026. Furthermore, the Group also updated the facility for the cessation of various interbank offered rates (‘IBORs’) and the facility now refers to risk-free rates for all IBORs that are being or have been discontinued. As at 31 December 2021, the Group had no outstanding commercial paper and no drawn amount under the revolving credit facility.

News release

Dividend

The BHP Board today determined to pay an interim dividend of US$1.50 per share (US$7.6 billion). The interim dividend to be paid by BHP Group Limited will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the interim dividend	Date
Announcement of currency conversion into RAND	18 February 2022
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	22 February 2022
Ex-dividend Date JSE	23 February 2022
Last day to trade cum dividend on Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	23 February 2022
Ex-dividend Date ASX, LSE and NYSE	24 February 2022
Record Date	25 February 2022
Announcement of currency conversion into AUD, GBP and NZD	28 February 2022
DRP and Currency Election date	28 February 2022
Payment Date	28 March 2022
DRP Allocation Date	5 April 2022

BHP Group Limited shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 23 February 2022 and 25 February 2022 (inclusive), nor will transfers between the Australian register and the South African register be permitted between the dates of 18 February 2022 and 25 February 2022 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election, should do so in accordance with the timetable above or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. Any former BHP Group Plc shareholder who previously made an election to participate in the BHP Group Plc dividend reinvestment plan will need to make a new election if they wish to participate in the DRP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares or equivalent interests actually purchased to satisfy DRP elections. The Allocation Price applicable to each exchange will made available at: bhp.com/DRP

Corporate governance

Susan Kilsby and Anita Frew retired from the Board following the 2021 Annual General Meetings on 11 November 2021.

On 2 September 2021 and 10 February 2022, we announced the appointment of two independent non-executive directors. Michelle Hinchliffe will commence on 1 March 2022 and Catherine Tanna will commence on 4 April 2022.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Terry Bowen (Chair)	Ken MacKenzie (Chair)	Christine O’Reilly (Chair)	John Mogford (Chair)
Xiaoqun Clever	Terry Bowen	Gary Goldberg (SID)(1)	Ian Cockerill
Ian Cockerill	Gary Goldberg (SID)(1)	Dion Weisler	Gary Goldberg (SID)(1)
Christine O’Reilly	John Mogford		Dion Weisler
Christine O’Reilly

(1)	Senior Independent Director (SID)

BHP Results for the half year ended 31 December 2021

Segment summary(1)(2)

A summary of performance for the December 2021 and December 2020 half years is presented below. Unless otherwise noted, information in this section has been presented on a continuing operation basis to exclude the contribution from Petroleum.

Half year ended 31 December 2021 US$M	Revenue(3)	Underlying EBITDA(4)	Underlying EBIT(4)	Exceptional items(5)	Net operating assets(4)	Capital expenditure	Exploration gross(6)	Exploration to profit(7)
Copper	8,494	4,272	3,377	(212)	27,647	1,275	34	34
Iron Ore	15,818	11,153	9,991	(512)	17,997	814	51	30
Coal	5,368	2,642	2,235	—	7,856	313	8	2
Group and unallocated items(8)	847	396	(29)	(5)	3,123	366	17	14
Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	30,527	18,463	15,574	(729)	56,623	2,768	110	80

Half year ended 31 December 2020 (Restated) US$M	Revenue(3)	Underlying EBITDA(4)	Underlying EBIT(4)	Exceptional items	Net operating assets(4)	Capital expenditure	Exploration gross(6)	Exploration to profit(7)
Copper	7,067	3,738	2,899	(38)	26,623	1,108	18	18
Iron Ore	14,058	10,244	9,320	(500)	19,026	1,101	49	26
Coal	2,170	(201)	(601)	(959)	8,792	320	11	4
Group and unallocated items(8)	749	106	(218)	(14)	3,892	306	8	8
Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	24,044	13,887	11,400	(1,511)	58,333	2,835	86	56

(1)

On 22 November 2021, the Group signed a binding share sale agreement (SSA) for the merger of the Group’s oil and gas portfolio with Woodside (‘proposed merger’). The Petroleum business remains part of the Group until completion of the proposed merger which is expected in the June 2022 quarter. In the meantime, following that announcement, the Group’s Petroleum business no longer meets the reporting segment recognition criteria as outlined in IFRS 8 ‘Operating segments’ and therefore does not form part of the reportable segments summarised above. A detailed summary of performance of the Petroleum assets presented as a single amount in the line item entitled ‘Profit/(loss) after taxation from discontinued operations’ is outlined below. Refer to note 11 ‘Discontinued operations and Assets and liabilities held for sale’ of the Financial Report for further information.

Petroleum – Discontinued operations US$M	Revenue	Underlying EBITDA	Underlying EBIT	Exceptional items	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Half year ended 31 December 2021	3,257	2,918	2,037	—	8,245	556	243	112
Half year ended 31 December 2020	1,595	793	(108)	(31)	8,548	498	195	242

(2)

Group and segment level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the reportable segments, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$300 million (H1 FY21: US$259 million) related to equity accounted investments. It excludes exceptional items loss of US$702 million (H1 FY21: US$678 million loss) related to share of profit/loss from equity accounted investments, related impairments and expenses.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$3,618 million (H1 FY21: US$3,998 million) and net finance costs of US$352 million (H1 FY21: US$876 million).

(3)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,674 million and Underlying EBITDA of US$10 million (H1 FY21: US$958 million and US$58 million).

(4)

For more information on the reconciliation of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set on pages 62 to 74.

(5)

Exceptional items loss of US$729 million excludes net finance costs of US$93 million included in the total loss before taxation of US$822 million related to the Samarco dam failure. Refer to note 2 ‘Exceptional items’ and note 10 ‘Significant events – Samarco dam failure’ of the Financial Report for further information.

(6)	Includes US$30 million capitalised exploration (H1 FY21: US$30 million).
(7)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (H1 FY21: US$ nil).
(8)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA(4)	D&A	Underlying EBIT(4)	Net operating assets(4)	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(63)	1	(64)	3,283	158	—	—
Nickel West	838	118	39	79	498	169	14	12

Half year ended 31 December 2020 US$M	Revenue	Underlying EBITDA(4)	D&A	Underlying EBIT(4)	Net operating assets(4)	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(80)	1	(81)	4,203	105	—	—
Nickel West	737	121	52	69	175	130	8	8

News release

Copper

Underlying EBITDA for the December 2021 half year increased by US$534 million to US$4.3 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2020	3,738

Net price impact:
Change in sales prices	1,325	Higher average realised price:
		Copper US$4.31/lb (H1 FY21: US$3.32/lb).
Price-linked costs	4
Change in volumes	(649)	Lower planned concentrator feed grade at Escondida and stacking feed grade at Spence, partially offset by higher concentrate sales at Spence, reflecting the continued ramp up of the Spence Growth Option despite lower than expected recoveries. Lower copper volumes at Olympic Dam as a result of the planned major smelter maintenance campaign in the period.
Change in controllable cash costs	(185)	End-of-negotiation workforce bonus payments at Escondida and incremental costs of US$65 million associated with mitigating the impacts of COVID-19 (reported as an exceptional item in the prior period). In the prior period, costs benefited from a one-off gain from the cancelled power contracts at Escondida and Spence. This was partially offset by lower costs at Olympic Dam reflecting favourable inventory movements as a result of reduced operational activity during the major smelter maintenance campaign.
Change in other costs:
Exchange rates	242
Inflation	(116)
Fuel, energy, and consumable price movements	(176)	Predominantly higher diesel and acid prices.
Non-cash	19	Higher capitalisation due to increased waste movement at Escondida.
Other	70	Other includes increased profit at Antamina driven by higher realised prices for both copper and zinc.

Underlying EBITDA for the half year ended 31 December 2021	4,272

Escondida unit costs increased by 43 per cent to US$1.29 per pound, as expected, reflecting higher prices for consumables, lower by-product credits and incremental costs associated with mitigating the impacts of COVID-19. Whilst inflationary pressures persist, the unit cost increase for the half year largely relates to one-off impacts, including end-of-negotiation workforce bonus payments, and a gain recorded in the prior period as a result of cancelled power contracts as the mine shifts towards 100 per cent renewable energy.

Full year unit cost guidance for the 2022 financial year remains unchanged at between US$1.20 and US$1.40 per pound (based on an exchange rate of USD/CLP 727). In the medium term, we expect unit costs to be less than US$1.10 per pound (based on an exchange rate of USD/CLP 727), with further operational efficiency and maintenance improvements expected to offset higher power consumption and water costs, as well as grade decline.

Escondida unit costs (US$M)	H1 FY22	H2 FY21	H1 FY21	FY21
Revenue	4,829	4,954	4,516	9,470
Underlying EBITDA	3,124	3,464	3,019	6,483
Gross costs	1,705	1,490	1,497	2,987
Less: by-product credits	214	206	272	478
Less: freight	103	83	79	162
Net costs	1,388	1,201	1,146	2,347
Sales (kt)	487	490	576	1,066
Sales (Mlb)	1,074	1,080	1,270	2,350

Cost per pound (US$)(1)(2)(3)	1.29	1.11	0.90	1.00

(1)	H1 FY22 based on average exchange rates of USD/CLP 798.
(2)	H1 FY22 includes COVID-19 related costs of US$0.03 per pound, which was reported as an exceptional item in FY21 (H1 FY21: US$0.02 per pound; FY21: US$0.03 per pound).
(3)	H1 FY21 and FY21 included a gain from the optimised outcome from renegotiation of cancelled power contracts of US$0.07 per pound and US$0.04 per pound respectively.

SGO demonstrated full concentrator throughput of 95 ktpd in the December 2021 quarter. However, plant design modifications, including modifications to the rougher flotation circuit will be required to increase SGO recoveries and achieve planned copper production levels. The Spence guidance to average 300 ktpa (including cathodes) in the first four years of production will be subject to the timing of these modifications being completed.

BHP Results for the half year ended 31 December 2021

In January 2022, Escondida and Spence completed the transition to four renewable power contracts to increase flexibility for our power portfolio, reduce energy prices at both operations by an estimated 20 per cent and ensure security of supply. We continue to aim to supply Escondida and Spence’s energy requirements from 100 per cent renewable energy sources from the mid-2020s.

Financial information for Copper for the December 2021 and December 2020 half years is presented below.

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	4,829	3,124	461	2,663	11,826	419
Pampa Norte(2)	1,375	760	234	526	4,779	321
Antamina(3)	932	679	72	607	1,366	176
Olympic Dam	652	90	193	(103)	9,638	520
Other(3)(4)	1	(91)	8	(99)	38	15

Total Copper from Group production	7,789	4,562	968	3,594	27,647	1,451

Third party products	1,637	10	—	10	—	—

Total Copper	9,426	4,572	968	3,604	27,647	1,451	39	39

Adjustment for equity accounted investments(5)	(932)	(300)	(73)	(227)	—	(176)	(5)	(5)

Total Copper statutory result	8,494	4,272	895	3,377	27,647	1,275	34	34

Half year ended 31 December 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	4,516	3,019	491	2,528	11,994	328
Pampa Norte(2)	700	327	191	136	4,304	332
Antamina(3)	751	515	72	443	1,385	117
Olympic Dam	913	169	155	14	8,896	442
Other(3)(4)	—	(105)	3	(108)	44	6

Total Copper from Group production	6,880	3,925	912	3,013	26,623	1,225

Third party products	938	55	—	55	—	—

Total Copper	7,818	3,980	912	3,068	26,623	1,225	21	19

Adjustment for equity accounted investments(5)	(751)	(242)	(73)	(169)	—	(117)	(3)	(1)

Total Copper statutory result	7,067	3,738	839	2,899	26,623	1,108	18	18

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(2)	Includes Spence and Cerro Colorado.
(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold.
(5)

Total Copper statutory result revenue excludes US$932 million (H1 FY21: US$751 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$73 million (H1 FY21: US$73 million) D&A and US$227 million (H1 FY21: US$169 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$176 million (H1 FY21: US$117 million) related to Antamina. Exploration gross excludes US$5 million (H1 FY21: US$3 million) related to SolGold of which US$5 million (H1 FY21: US$1 million) was expensed.

News release

Iron Ore

Underlying EBITDA for the December 2021 half year increased by US$909 million to US$11.2 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2020	10,244
Net price impact:
Change in sales prices	1,257	Higher average realised price:
		Iron ore US$113.54 wmt, FOB (H1 FY21: US$103.78/wmt, FOB).
Price-linked costs	(66)	Higher royalties in line with higher prices.
Change in volumes	(27)	Sales volumes were broadly flat reflecting continued strong operational performance, despite impacts of temporary labour constraints relating to COVID-19 border restrictions and planned maintenance activities.
Change in controllable cash costs	(240)	Increased South Flank operational ramp up spend, incremental costs associated with COVID-19 (mainly higher demurrage costs, reported as an exceptional item in the prior period) and inventory movements to support the supply chain.
Change in other costs:
Exchange rates	190
Inflation	(89)
Fuel, energy, and consumable price movements	(57)	Higher diesel prices.
Other	(59)	Other includes the write-off of dormant stockpiles, partially offset by other items.

Underlying EBITDA for the half year ended 31 December 2021	11,153

WAIO unit costs increased by 12 per cent to US$16.15 per tonne (or US$14.74 per tonne on a C1 basis excluding third party royalties(4)). The increase in unit cost was mostly due to higher diesel prices reflecting inflationary headwinds, price-linked third party royalties, costs associated with the ramp up of South Flank, and costs associated with COVID-19 of approximately US$0.56 per tonne, which has been taken to unit costs in this period and reported as an exceptional item in the prior period. Sales volumes were slightly lower due to the impact of temporary labour constraints relating to COVID-19 border restrictions. The cost increase was partially offset by the impact of favourable exchange rate movements.

Full year unit cost guidance for the 2022 financial year remains unchanged and is trending towards the lower end at between US$17.50 and US$18.50 per tonne (based on an exchange rate of AUD/USD 0.78). In the medium term, we expect to lower our unit costs to less than US$16 per tonne (based on an exchange rate of AUD/USD 0.78) reflecting ongoing improvements across the supply chain.

WAIO unit costs (US$M)	H1 FY22	H2 FY21	H1 FY21	FY21
Revenue	15,750	20,345	13,992	34,337
Underlying EBITDA	11,227	16,050	10,220	26,270
Gross costs	4,523	4,295	3,772	8,067
Less: freight(1)	1,399	929	826	1,755
Less: royalties	1,069	1,476	1,101	2,577
Net costs	2,055	1,890	1,845	3,735
Sales (kt, equity share)	127,221	123,779	128,273	252,052

Cost per tonne (US$)(2)(3)	16.15	15.27	14.38	14.82

Cost per tonne on a C1 basis excluding third party royalties (US$)(3)(4)	14.74	13.52	12.46	12.98

(1)	H1 FY22 freight costs and vessel demand increased significantly as a result of global supply chain pressures relating to COVID-19.
(2)	H1 FY22 based on an average exchange rate of AUD/USD 0.73.
(3)	H1 FY22 includes COVID-19 related costs of US$0.56 per tonne, which was reported as an exceptional item in FY21 (H1 FY21: US$0.56 per tonne; FY21: US$0.51 per tonne).
(4)

Excludes third party royalties of US$1.84 per tonne (H1 FY21: US$1.68 per tonne), net inventory movements US$(0.76) per tonne (H1 FY21: US$(1.30) per tonne), depletion of production stripping US$0.61 per tonne (H1 FY21: US$0.72 per tonne), exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$(0.28) per tonne (H1FY21: US$0.63 per tonne) and operational readiness costs relating to South Flank US$ nil (H1 FY21: US$0.19 per tonne).

BHP Results for the half year ended 31 December 2021

Financial information for Iron Ore for the December 2021 and December 2020 half years is presented below.

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	15,750	11,227	1,058	10,169	21,087	814
Samarco(2)	—	—	—	—	(3,119)	—
Other(3)	59	(74)	104	(178)	29	—

Total Iron Ore from Group production	15,809	11,153	1,162	9,991	17,997	814

Third party products(4)	9	—	—	—	—	—

Total Iron Ore	15,818	11,153	1,162	9,991	17,997	814	51	30

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	15,818	11,153	1,162	9,991	17,997	814	51	30

Half year ended 31 December 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	13,992	10,220	911	9,309	20,942	1,100
Samarco(2)	—	—	—	—	(2,158)	—
Other(3)	58	21	13	8	242	1

Total Iron Ore from Group production	14,050	10,241	924	9,317	19,026	1,101

Third party products(4)	8	3	—	3	—	—

Total Iron Ore	14,058	10,244	924	9,320	19,026	1,101	49	26

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	14,058	10,244	924	9,320	19,026	1,101	49	26

(1)	Includes US$21 million of capitalised exploration (H1 FY21: US$23 million).
(2)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(3)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(4)	Includes inter-segment and external sales of contracted gas purchases.

News release

Coal

Underlying EBITDA for the December 2021 half year increased by US$2.8 billion to US$2.6 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2020	(201)

Net price impact:
Change in sales prices	3,417	Higher average prices: Hard coking coal US$278.60/t (H1 FY21: US$106.30); Weak coking coal US$218.65/t (H1 FY21: US$73.17/t); Thermal coal US$137.68/t (H1 FY21: US$44.35/t).
Price-linked costs	(446)	Higher royalties in line with higher prices.
Change in volumes	(172)	Lower volumes at Queensland Coal due to significant wet weather impacts from La Niña coupled with additional maintenance and labour constraints. Increased volumes at NSWEC as a result of increased stripping volumes in lower strip ratio areas as well as a ship loader outage in the prior period.
Change in controllable cash costs	26	Cost reduction initiatives and favourable inventory movements partially offset by inventory revaluations at BMC as a result of the asset held for sale classification, additional costs to support the focus on higher quality products at NSWEC and incremental COVID-19 related costs.
Change in other costs:
Exchange rates	106
Inflation	(59)
Fuel, energy, and consumable price movements	(56)	Predominantly higher diesel prices.
Other	27	Other items.

Underlying EBITDA for the half year ended 31 December 2021	2,642

Queensland Coal unit costs increased by eight per cent to US$91 per tonne for the half year, primarily due to lower volumes following significant La Niña wet weather impacts, additional maintenance and labour constraints. This was partially offset by cost reduction initiatives and favourable inventory and exchange rate movements.

Unit cost guidance for the 2022 financial year has been increased to between US$85 and US$94 per tonne (based on an exchange rate of AUD/USD 0.78) from between US$80 and US$90 per tonne, reflecting lower expected volumes for the full year. Workforce absenteeism arising from COVID-19 remains a risk for the remainder of the financial year.

Queensland Coal unit costs (US$M)	H1 FY22	H2 FY21	H1 FY21	FY21
Revenue	4,342	2,459	1,856	4,315
Underlying EBITDA	2,236	534	59	593
Gross costs	2,106	1,925	1,797	3,722
Less: freight	25	24	45	69
Less: royalties	511	194	136	330
Net costs	1,570	1,707	1,616	3,323
Sales (kt, equity share)	17,180	21,589	19,030	40,619

Cost per tonne (US$)(1)(2)	91.39	79.07	84.92	81.81

(1)	H1 FY22 based on an average exchange rate of AUD/USD 0.73.
(2)	H1 FY22 includes COVID-19 related costs of US$0.26 per tonne, which was reported as an exceptional item in FY21 (H1 FY21: US$1.42 per tonne; FY21: US$0.91 per tonne).

NSWEC unit costs increased by two per cent to US$68 per tonne due to increased maintenance, fleet and processing costs enabling the increased production of higher quality products which now make up approximately 80 per cent of sales volumes, unfavourable inventory movements and some inflationary pressures. This was partially offset by increased volumes as a result of continued truck productivity and mining in lower strip ratio areas, despite increased rainfall as well as cost reduction initiatives and favourable exchange rate movements.

BHP Results for the half year ended 31 December 2021

Unit cost guidance for the 2022 financial year remains unchanged at between US$62 and US$70 per tonne (based on an exchange rate of AUD/USD 0.78).

NSWEC unit costs (US$M)	H1 FY22	H2 FY21	H1 FY21	FY21
Revenue	1,026	525	314	839
Underlying EBITDA	435	11	(180)	(169)
Gross costs	591	514	494	1,008
Less: royalties	84	41	25	66
Net costs	507	473	469	942
Sales (kt, equity share)	7,498	7,518	7,108	14,626

Cost per tonne (US$)(1)(2)	67.62	62.92	65.98	64.41

(1)	H1 FY22 based on an average exchange rate of AUD/USD 0.73.
(2)	H1 FY22 includes COVID-19 related costs of US$0.84 per tonne, which was reported as an exceptional item in FY21 (H1 FY21: US$0.56 per tonne; FY21: US$0.40 per tonne).

Financial information for Coal for the December 2021 and December 2020 half years is presented below.

Half year ended 31 December 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal(1)	4,342	2,236	357	1,879	8,066	283
New South Wales Energy Coal(2)	1,070	458	54	404	(212)	23
Colombia(3)	—	—	—	—	—	—
Other(4)	—	(29)	9	(38)	2	7

Total Coal from Group production	5,412	2,665	420	2,245	7,856	313

Third party products	—	—	—	—	—	—

Total Coal	5,412	2,665	420	2,245	7,856	313	8	2

Adjustment for equity accounted investments(5)(6)	(44)	(23)	(13)	(10)	—	—	—	—

Total Coal statutory result	5,368	2,642	407	2,235	7,856	313	8	2

Half year ended 31 December 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal(1)	1,856	59	329	(270)	8,137	278
New South Wales Energy Coal (2)	358	(130)	78	(208)	288	31
Colombia	63	(13)	39	(52)	355	8
Other(4)	—	(50)	7	(57)	12	11

Total Coal from Group production	2,277	(134)	453	(587)	8,792	328

Third party products	—	—	—	—	—	—

Total Coal	2,277	(134)	453	(587)	8,792	328	11	4

Adjustment for equity accounted investments(5)(6)	(107)	(67)	(53)	(14)	—	(8)	—	—

Total Coal statutory result	2,170	(201)	400	(601)	8,792	320	11	4

(1)

On 8th November 2021, BHP announced it has signed a Share Sale and Purchase Agreement to divest its 80 per cent interest in BHP Mitsui Coal (BMC). While BHP continues to report its share of profit and loss within the Coal Segment and asset tables, BMC’s assets and liabilities have been classified as ‘Held For Sale’ and therefore excluded from Net Operating Assets (US$623 million).

(2)	Newcastle Coal Infrastructure Group is an equity accounted investments and its financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(3)

On 11 January 2022, BHP completed the sale to Glencore of its 33.3 per cent interest in Cerrejón. The transaction was first announced on 28 June 2021 for a total cash consideration of US$294 million with an effective economic date of 31 December 2020. The Group’s investment in Cerrejón has subsequently been classified as ‘Assets held for sale’ and therefore excluded from net operating assets. At 31 December 2021, the Group’s investment in Cerrejón continued to be classified as ‘Assets held for sale’ and measured at fair value in line with the divestment consideration. During the half year ended 31 December 2021, the Group received dividends of US$238 million from Cerrejón, reducing completion proceeds, net of expected transaction costs, and the value of the Group’s investment in Cerrejón to US$46 million as at 31 December 2021.

(4)	Predominantly comprises divisional activities and ceased operations.
(5)

Total Coal statutory result revenue excludes US$ nil (H1 FY21: US$63 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$ nil (H1 FY21: US$39 million) D&A and US$ nil (H1 FY21: US$22 million) net finance costs and taxation benefits related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$ nil (H1 FY21: US$8 million) related to Cerrejón.

(6)

Total Coal statutory result revenue excludes US$44 million (H1 FY21: US$44 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$23 million (H1 FY21: US$50 million) Underlying EBITDA, US$13 million (H1 FY21: US$14 million) D&A and US$10 million (H1 FY21: US$36 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses.

News release

Greenfield minerals exploration

BHP continues to strengthen its portfolio of options in future facing commodities including through an increased focus on exploration. A new office has been opened in Toronto for exploration and business development, and expenditure on minerals exploration in the December 2021 half year increased 28 per cent to US$110 million. Work continues on existing projects, joint ventures and farm-ins as well as leveraging technology to both look deeper in mature exploration jurisdictions and delineate new high potential search spaces globally. We have continued to add to our early stage options in future facing commodities. Greenfield minerals exploration is being undertaken on advancing copper targets in Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States. Nickel targets are also being advanced in Canada and Australia. Specifically in copper, we are testing targets with drilling in Chile, Ecuador, the United States and Australia.

In October 2021, BHP executed its farm-in agreement for the early-stage prospective Elliott copper project covering 7,200 km2 in the Northern Territory, Australia. Under the terms of the agreement, BHP can earn up to 75 per cent interest in Elliott by spending up to A$25 million over 10 years.

BHP is continuing resource definition drilling at Oak Dam, after commencing the program in May 2021.

In December 2021, BHP announced it would not increase or extend its offer to acquire Noront Resources. BHP is committed to its strict capital allocation framework and while the Eagle’s Nest deposit is a promising resource, we do not see adequate long-term value for BHP shareholders.

In December 2021, BHP advanced its early-stage nickel interests by investing in the Kabanga Nickel Project (Kabanga), a high-quality nickel sulphide deposit in Tanzania. Kabanga is a joint venture between Kabanga Nickel Limited (84 per cent interest) and the Government of Tanzania (16 per cent interest).

Group and unallocated items

Underlying EBITDA for Group and unallocated items increased by US$290 million to US$396 million in the December 2021 half year primarily due to recovery of higher freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages of US$172 million and lower demurrage costs related to China’s coal import restrictions.

Nickel West’s Underlying EBITDA decreased by US$3 million to US$118 million in the December 2021 half year. This reflects lower volumes and higher maintenance costs following planned maintenance at the Kalgoorlie Smelter, Kwinana Refinery and the Leinster and Kambalda concentrators in the September 2021 quarter, and planned asset integrity work to support operational stability completed in the December 2021 quarter. This was largely offset by higher prices and favourable exchange rate movements.

BHP Results for the half year ended 31 December 2021

Discontinued Operations – Petroleum

In November 2021, BHP signed a binding Share Sale Agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside to create a global top 10 independent energy company by production. On completion of the merger, Woodside will acquire BHP Petroleum in exchange for new Woodside shares. Completion is subject to satisfaction of conditions precedent including regulatory and competition authority approvals and approval by Woodside’s shareholders. The process remains on track and the Australian Competition and Consumer Commission confirmed in December 2021 that it will not oppose the transaction. The Woodside shareholder meeting to vote on the merger as well as completion of the merger remains targeted for the June 2022 quarter. In addition to its primary listing on the Australian Securities Exchange, Woodside is pursuing a standard listing on the London Stock Exchange and a listing of American Depositary Receipts on the New York Stock Exchange. The effective date of the merger is 1 July 2021. The half-year financial results have been prepared on the basis that BHP Petroleum is a discontinued operation.

Underlying EBITDA for the December 2021 half year increased by US$2.1 billion to US$ 2.9 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2020	793

Net price impact	1,767	Higher average realised prices: Crude and condensate oil US$73.62/bbl (H1 FY21: US$41.24/bbl); Natural gas US$5.78/Mscf (H1 FY21: US$3.83/Mscf); LNG US$15.10/Mscf (H1 FY21: US$4.45/Mscf).
Change in volumes	170	Higher seasonal gas demand at Bass Strait, increased volumes from Ruby following first production in May 2021 and lower impact from weather events in the Gulf of Mexico partially offset by natural field decline across the portfolio.
Change in controllable cash costs	52	Increased maintenance and integrity activity in Trinidad and Tobago and the impact of expensing the Wasabi-1 well, were more than offset by the impact from expensing the Broadside-1 well and seismic costs in the Gulf of Mexico and Trinidad and Tobago in the prior period.
Ceased and sold operations	3
Change in other costs:
Exchange rates	40
Inflation	(15)
Other	108	Other includes the contingent consideration proceeds from the Scarborough divestment in 2016 (payable upon FID which was announced in November 2021) and tax barrel adjustments at Trinidad and Tobago, partially offset by the revaluation loss of embedded derivatives in the Trinidad and Tobago gas contract of US$32 million (H1 FY21: US$1 million loss) and other items.

Underlying EBITDA for the half year ended 31 December 2021	2,918

Petroleum unit costs increased by two per cent to US$10.51 per barrel of oil equivalent primarily driven by an increase in price-linked costs and increased maintenance and integrity activity in Trinidad and Tobago. No further guidance for the 2022 financial year will be provided given the Petroleum business has been presented as a discontinued operation. The Petroleum business continues to actively manage costs across the portfolio and improve competitiveness.

Petroleum unit costs (US$M)	H1 FY22	H2 FY21	H1 FY21	FY21
Revenue	3,288	2,327	1,619	3,946
Underlying EBITDA	2,918	1,513	793	2,306
Gross costs	370	814	826	1,640
Less: exploration expense	112	115	181	296
Less: freight	65	78	29	107
Less: development and evaluation	79	90	106	196
Less: other(1)	(443)	(69)	(5)	(74)
Net costs	557	600	515	1,115
Production (MMboe, equity share)	53	53	50	103

Cost per Boe (US$)(2)(3)	10.51	11.32	10.30	10.83

(1)

Other includes over/under lift and inventory movements, non-cash profit on sales of assets, Scarborough FID consideration, foreign exchange, discontinued operations adjustments and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(2)	H1 FY22 based on an average exchange rate of AUD/USD 0.73.
(3)	H1 FY22 includes nil COVID-19 related costs, which was reported as an exceptional item in FY21 (H1 FY21: US$0.25 per barrel of oil; FY21: US$0.27 per barrel of oil).

News release

On 22 November 2021, we announced the approval of US$1.5 billion in capital expenditure for development of the Scarborough upstream project located in the North Carnarvon Basin, Western Australia. The approved capital expenditure represents BHP’s 26.5 per cent participating interest in Phase 1 of the upstream development. Final investment decisions have also been made by Woodside and the Scarborough Joint Venture.

In the December 2021 quarter, we completed the Ruby project in Trinidad and Tobago. The project was completed on schedule and within budget, and the Ruby field is currently producing both oil and gas.

The Mad Dog Phase 2 project’s semi-submersible platform, Argos, was towed to final location in the US Gulf of Mexico and moored. Offshore execution of construction and commissioning is in progress. First production from Mad Dog Phase 2 is expected from the middle of the 2022 calendar year.

In December 2021, we reached a commercial milestone for the Trion project in Mexico with the filing of a Declaration of Commerciality with the National Hydrocarbons Commission. As announced in August 2021, we have moved Trion into the Front End Engineering Design (FEED) phase and work is progressing to plan. Studies are underway, focused on completion of the engineering, commercial arrangements and execution planning required to progress readiness for a Final Investment Decision from the middle of the 2022 calendar year.

Petroleum exploration

Petroleum exploration expenditure for the December 2021 half year was US$243 million, of which US$112 million was expensed. An approximately US$540 million exploration and appraisal program is being executed for the 2022 financial year.

In Trinidad and Tobago, the Calypso appraisal drilling programme concluded on 20 December 2021. All wells encountered hydrocarbons. Bongos-3 confirmed volumes downdip of prior penetrations and Bongos-4 established volumes in a new segment. The well results are currently under evaluation and will be incorporated into the development plan.

In the central Gulf of Mexico, the Wasabi-1 well encountered a mechanical difficulty and was plugged and abandoned on 13 November 2021. Wasabi-2 (GC124-002) was spud on 17 November 2021 and drilling operations continue.

In Barbados, a 3D seismic survey was acquired in November 2021 over a portion of the Bimshire and Carlisle Bay blocks(ix). Processed data is expected to be delivered in the middle of the 2022 calendar year.

BHP has acquired interests in offshore exploration blocks in the Red Sea in Egypt. In December 2021, the Minister of Energy in Egypt signed the Deed of Assignment for Red Sea Block 1, finalising the assignment of a 45 per cent participating interest from Chevron to BHP. The effective date of the transfer is 12 September 2021. This follows a separate agreement with Shell in March 2021 for BHP to acquire a 30 and 25 per cent non-operated working interest in Egypt’s Red Sea Blocks 3 and 4, respectively. The effective date of BHP’s participation in Blocks 3 and 4 is pending final government approvals.

BHP Results for the half year ended 31 December 2021

Financial information for Petroleum for the December 2021 and December 2020 half years is presented below.

Half year ended 31 December 2021 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	225	181	68	113	8	7
Bass Strait	775	621	421	200	706	14
North West Shelf	865	1,141	101	1,040	1,636	114
Atlantis	517	454	106	348	998	11
Shenzi	326	260	76	184	1,079	140
Mad Dog	157	129	23	106	1,950	109
Trinidad/Tobago	206	156	48	108	442	111
Algeria	108	94	—	94	119	6
Exploration	—	(112)	12	(124)	1,194	—
Other(5)	111	(4)	28	(32)	113	44

Total Petroleum from Group production	3,290	2,920	883	2,037	8,245	556

Third party products	6	—	—	—	—	—

Total Petroleum	3,296	2,920	883	2,037	8,245	556	243	112

Adjustment for equity accounted investments(6)	(8)	(2)	(2)	—	—	—	—	—

Total Petroleum statutory result	3,288	2,918	881	2,037	8,245	556	243	112

Inter-segment adjustment	(31)	—	—	—	—	—	—	—

Total Discontinued Operations - Petroleum	3,257	2,918	881	2,037	8,245	556	243	112

Half year ended 31 December 2020 US$M (Restated)	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	123	80	95	(15)	176	14
Bass Strait	478	319	396	(77)	1,407	33
North West Shelf	402	311	120	191	1,224	47
Atlantis	212	127	71	56	1,131	125
Shenzi	137	89	59	30	1,005	10
Mad Dog	88	61	26	35	1,774	164
Trinidad/Tobago	68	40	19	21	439	70
Algeria	75	54	—	54	95	1
Exploration	—	(181)	80	(261)	1,122	1
Other(5)	39	(105)	37	(142)	175	33

Total Petroleum from Group production	1,622	795	903	(108)	8,548	498

Third party products	3	—	—	—	—	—

Total Petroleum	1,625	795	903	(108)	8,548	498	195	242

Adjustment for equity accounted investments(6)	(6)	(2)	(2)	—	—	—	—	—

Total Petroleum statutory result	1,619	793	901	(108)	8,548	498	195	242

Inter-segment adjustment	(24)	—	—	—	—	—	—	—

Total Discontinued Operations - Petroleum	1,595	793	901	(108)	8,548	498	195	242

(1)

Total Petroleum revenue includes: crude oil US$1,654 million (H1 FY21: US$769 million), natural gas US$669 million (H1 FY21: US$434 million), LNG US$743 million (H1 FY21: US$292 million), NGL US$190 million (H1 FY21: US$96 million) and other (including inter-segment adjustments) US$1 million (H1 FY21: US$4 million).

(2)	Includes US$131 million of capitalised exploration (H1 FY21: US$14 million).
(3)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (H1 FY21: US$61 million).
(4)	Australia Production Unit includes Macedon and Pyrenees.
(5)

Predominantly divisional activities, business development and Neptune (sale finalised in May 2021). Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)

Total Petroleum revenue excludes US$8 million (H1 FY21: US$6 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$2 million (H1 FY21: US$2 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

News release

The Financial Report set out on pages 33 to 55 for the half year ended 31 December 2021 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2021 financial statements contained within the Annual Report of the Group. This news release including the Financial Report is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2021 half year compared with the December 2020 half year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

(i)

We use various alternative performance measures to reflect our underlying performance. For further information on the reconciliations of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set out on pages 62 to 74.

(ii)	FY22 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.78 and USD/CLP 727.

(iii)	Based on Underlying attributable profit from continuing operations.

(iv)	Refer to page 8 of BHP’s Climate Transition Action Plan 2021 for the definitions applicable to this target.

(v)

Carbon neutral is not intended to imply certification under any standard or application of a particular methodology and includes all those greenhouse gas emissions as defined for BHP reporting purposes.

(vi)

We use various key indicators to reflect our sustainability performance. For further information on the reasons for usefulness and calculation methodology, please refer to “Definition and calculation of Key Indicator terms” set out on pages 75 to 76.

(vii)	US dollar amounts are calculated based on weighted average actual transactional (historical) exchange rates related to Renova funding.

(viii)

Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance, asset integrity, decarbonisation and social value investments.

(ix)	Permission for survey granted by the Barbados Ministry of Energy.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; operational performance, plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward-looking statements are based on the information available as at the date of this release and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations, the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP Results for the half year ended 31 December 2021

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, the respective subsidiaries as defined in note 30 ‘Subsidiaries’ in section 3.1 of BHP’s 30 June 2021 Annual Report and Form 20-F. Those terms do not include non-operated assets.

This release covers BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture(1) operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 31 December 2021. Our functions are also included.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

(1)

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

News release

Further information on BHP can be found at: bhp.com

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Financial Report

Half year ended

31 December 2021

Financial Report

BHP Results for the half year ended 31 December 2021

Consolidated Income Statement for the half year ended 31 December 2021

	Notes	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Continuing operations
Revenue		30,527	24,044	56,921
Other income		414	136	380
Expenses excluding net finance costs		(15,742)	(13,821)	(30,871)
Loss from equity accounted investments, related impairments and expenses	3	(354)	(470)	(915)

Profit from operations		14,845	9,889	25,515

Financial expenses		(377)	(922)	(1,290)
Financial income		25	46	67

Net finance costs	4	(352)	(876)	(1,223)

Profit before taxation		14,493	9,013	24,292

Income tax expense		(4,833)	(3,965)	(10,376)
Royalty-related taxation (net of income tax benefit)		(126)	(28)	(240)

Total taxation expense	5	(4,959)	(3,993)	(10,616)

Profit after taxation from Continuing operations		9,534	5,020	13,676

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	11	972	(192)	(225)

Profit after taxation from Continuing and Discontinued operations		10,506	4,828	13,451

Attributable to non-controlling interests		1,063	952	2,147
Attributable to BHP shareholders		9,443	3,876	11,304

Basic earnings per ordinary share (cents)	6	186.6	76.6	223.5
Diluted earnings per ordinary share (cents)	6	186.2	76.5	223.0
Basic earnings from Continuing operations per ordinary share (cents)	6	167.4	80.4	228.0
Diluted earnings from Continuing operations per ordinary share (cents)	6	167.0	80.3	227.5

The accompanying notes form part of this half year Financial Report.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2021

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Profit after taxation from Continuing and Discontinued operations	10,506	4,828	13,451
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Hedges:
(Losses)/gains taken to equity	(302)	1,074	863
Losses/(gains) transferred to the income statement	283	(1,000)	(837)
Exchange fluctuations on translation of foreign operations taken to equity	(3)	—	5
Tax recognised within other comprehensive income	6	(22)	(8)

Total items that may be reclassified subsequently to the income statement	(16)	52	23

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	(5)	(4)	58
Equity investments held at fair value	—	2	(2)
Tax recognised within other comprehensive income	1	1	(20)

Total items that will not be reclassified to the income statement	(4)	(1)	36

Total other comprehensive (loss)/income	(20)	51	59

Total comprehensive income	10,486	4,879	13,510

Attributable to non-controlling interests	1,063	953	2,158
Attributable to BHP shareholders	9,423	3,926	11,352

The accompanying notes form part of this half year Financial Report.

Financial Report

Consolidated Balance Sheet as at 31 December 2021

	Notes	31 Dec 2021 US$M	30 June 2021 US$M
ASSETS
Current assets
Cash and cash equivalents		12,366	15,246
Trade and other receivables		4,898	6,059
Other financial assets		264	230
Inventories		4,514	4,426
Assets held for sale	11	17,272	324
Current tax assets		240	279
Other		119	129

Total current assets		39,673	26,693

Non-current assets
Trade and other receivables		171	337
Other financial assets		1,215	1,610
Inventories		1,297	1,358
Property, plant and equipment		60,433	73,813
Intangible assets		1,332	1,437
Investments accounted for using the equity method		1,489	1,742
Deferred tax assets		94	1,912
Other		21	25

Total non-current assets		66,052	82,234

Total assets		105,725	108,927

LIABILITIES
Current liabilities
Trade and other payables		4,570	7,027
Interest bearing liabilities		3,054	2,628
Liabilities directly associated with the assets held for sale	11	7,564	17
Other financial liabilities		247	130
Current tax payable		1,836	2,800
Provisions		3,321	3,696
Deferred income		27	105

Total current liabilities		20,619	16,403

Non-current liabilities
Interest bearing liabilities		15,897	18,355
Other financial liabilities		1,313	1,146
Non-current tax payable		94	120
Deferred tax liabilities		3,808	3,314
Provisions		9,032	13,799
Deferred income		40	185

Total non-current liabilities		30,184	36,919

Total liabilities		50,803	53,322

Net assets		54,922	55,605

EQUITY
Share capital – BHP Group Limited		1,283	1,111
Share capital – BHP Group Plc		1,057	1,057
Treasury shares		(7)	(33)
Reserves		2,426	2,350
Retained earnings		46,028	46,779

Total equity attributable to BHP shareholders		50,787	51,264
Non-controlling interests		4,135	4,341

Total equity		54,922	55,605

The accompanying notes form part of this half year Financial Report.

BHP Results for the half year ended 31 December 2021

Consolidated Cash Flow Statement for the half year ended 31 December 2021

	Notes	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Operating activities
Profit before taxation from Continuing operations		14,493	9,013	24,292
Adjustments for:
Depreciation and amortisation expense		2,851	2,405	5,084
Impairments of property, plant and equipment, financial assets and intangibles		38	629	2,507
Net finance costs		352	876	1,223
Loss from equity accounted investments, related impairments and expenses		354	470	915
Other		273	294	573
Changes in assets and liabilities:
Trade and other receivables		(18)	(1,049)	(2,389)
Inventories		(420)	(296)	(405)
Trade and other payables		(1,193)	45	1,149
Provisions and other assets and liabilities		(553)	(59)	486

Cash generated from operations		16,177	12,328	33,435
Dividends received		618	355	728
Interest received		16	60	97
Interest paid		(300)	(447)	(766)
Proceeds/(settlements) of cash management related instruments		33	(202)	(401)
Net income tax and royalty-related taxation refunded		43	47	222
Net income tax and royalty-related taxation paid		(5,058)	(2,993)	(7,432)

Net operating cash flows from Continuing operations		11,529	9,148	25,883

Net operating cash flows from Discontinued operations	11	1,748	221	1,351

Net operating cash flows		13,277	9,369	27,234

Investing activities
Purchases of property, plant and equipment		(2,768)	(2,835)	(5,612)
Exploration expenditure		(110)	(86)	(192)
Exploration expenditure expensed and included in operating cash flows		80	56	134
Net investment and funding of equity accounted investments		(244)	(361)	(553)
Proceeds from sale of assets		92	86	158
Other investing		(95)	(89)	(260)

Net investing cash flows from Continuing operations		(3,045)	(3,229)	(6,325)

Net investing cash flows from Discontinued operations	11	(544)	(980)	(1,520)

Net investing cash flows		(3,589)	(4,209)	(7,845)

Financing activities
Proceeds from interest bearing liabilities		314	218	568
Proceeds of debt related instruments		—	90	167
Repayment of interest bearing liabilities		(1,499)	(6,181)	(8,357)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(1)	(174)	(234)
Dividends paid		(10,029)	(2,767)	(7,901)
Dividends paid to non-controlling interests		(1,273)	(762)	(2,127)

Net financing cash flows from Continuing operations		(12,488)	(9,576)	(17,884)

Net financing cash flows from Discontinued operations	11	(18)	(19)	(38)

Net financing cash flows		(12,506)	(9,595)	(17,922)

Net (decrease)/increase in cash and cash equivalents from Continuing operations		(4,004)	(3,657)	1,674
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		1,186	(778)	(207)
Cash and cash equivalents, net of overdrafts, at the beginning of the period		15,246	13,426	13,426
Foreign currency exchange rate changes on cash and cash equivalents		(62)	300	353

Cash and cash equivalents, net of overdrafts, at the end of the period		12,366	9,291	15,246

The accompanying notes form part of this half year Financial Report.

Financial Report

Consolidated Statement of Changes in Equity for the half year ended 31 December 2021

	Attributable to BHP shareholders
	Share capital		Treasury shares				Total equity
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc	Reserves	Retained earnings	attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

Total comprehensive income	—	—	—	—	(16)	9,439	9,423	1,063	10,486
Transactions with owners:
BHP Group Limited shares issued	172	—	(172)	—	—	—	—	—	—
Purchase of shares by ESOP Trusts	—	—	—	(1)	—	—	(1)	—	(1)
Employee share awards exercised net of employee contributions net of tax	—	—	197	2	(124)	(75)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(4)	4	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	67	—	67	—	67
Dividends	—	—	—	—	—	(10,119)	(10,119)	(1,273)	(11,392)
Equity contributed net of tax	—	—	—	—	153	—	153	4	157

Balance as at 31 December 2021	1,283	1,057	(7)	—	2,426	46,028	50,787	4,135	54,922

Balance as at 1 July 2020	1,111	1,057	(5)	—	2,306	43,396	47,865	4,310	52,175

Total comprehensive income	—	—	—	—	53	3,873	3,926	953	4,879
Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(171)	(3)	—	—	(174)	—	(174)
Employee share awards exercised net of employee contributions net of tax	—	—	147	2	(106)	(43)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(2)	2	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	84	—	84	—	84
Dividends	—	—	—	—	—	(2,779)	(2,779)	(762)	(3,541)

Balance as at 31 December 2020	1,111	1,057	(29)	(1)	2,335	44,449	48,922	4,501	53,423

The accompanying notes form part of this half year Financial Report.

BHP Results for the half year ended 31 December 2021

Notes to the Financial Statements

1.	Basis of preparation

This general purpose Financial Report for the half year ended 31 December 2021 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

Segment Reporting disclosures from IAS 34/AASB 134 ‘Interim Financial Reporting’ have been disclosed within the Segment summary on page 19 outside of this Financial Report.

The half year Financial Statements represent a ‘condensed set of Financial Statements’ as referred to in the UK Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2021 are not the statutory accounts of the Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditor and delivered to the registrar of companies. The auditor has reported on those accounts; the report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the UK Companies Act 2006.

The half year Financial Statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2021 annual Financial Statements contained within the Annual Report of the Group. A number of accounting standards and interpretations, have been issued, and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these half year Financial Statements.

Comparative periods have been adjusted for the effects of applying IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to the Group’s Petroleum business and to disclose them on the same basis as the current period figures.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this Financial Report have, unless otherwise indicated, been rounded to the nearest million dollars.

The directors have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report and consider it appropriate to adopt the going concern basis of accounting in preparing the half year Financial Statements.

2.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group’s profit for the half year from continuing operations are detailed below. Exceptional items attributable to discontinued operations are detailed in note 11 ‘Discontinued operations and Assets and liabilities held for sale’.

Half year ended 31 December 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(822)	1	(821)
Impairment of US deferred tax assets	—	(423)	(423)

Total	(822)	(422)	(1,244)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(822)	(422)	(1,244)

Financial Report

Samarco Mineração SA (Samarco) dam failure

The loss of US$821 million (after tax) related to the Samarco dam failure in November 2015 comprises the following:

Half year ended 31 December 2021	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(27)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	—
Samarco Germano dam decommissioning	49
Samarco dam failure provision	(539)
Fair value change on forward exchange derivatives	(212)
Net finance costs	(93)
Income tax benefit	1

Total(1)	(821)

(1)	Refer to note 10 ‘Significant events – Samarco dam failure’ for further information.

Impairment of US deferred tax assets

The Group recognised an impairment charge of US$423 million (after tax) in relation to deferred tax assets where the recoverability has historically been reliant on Petroleum earnings in the same tax group. On 22 November 2021, the Group and Woodside Petroleum Ltd (‘Woodside’) signed a binding share sale agreement (SSA) for the merger of the Group’s oil and gas portfolio with Woodside (‘proposed merger’), and while these tax assets will remain with the Group after the expected completion of the proposed merger, the impairment charge reflects the status of the Petroleum business divestment and the extent of other currently forecast future earnings against which the assets can be recovered.

The exceptional items relating to the half year ended 31 December 2020 and the year ended 30 June 2021 are detailed below.

Half year ended 31 December 2020 Restated	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(358)	(19)	(377)
COVID-19 related costs	(267)	76	(191)
Impairment of Energy coal assets	(927)	(647)	(1,574)

Total	(1,552)	(590)	(2,142)

Attributable to non-controlling interests	(15)	5	(10)
Attributable to BHP shareholders	(1,537)	(595)	(2,132)

Year ended 30 June 2021 Restated	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(1,087)	(71)	(1,158)
COVID-19 related costs	(499)	138	(361)
Impairment of Energy coal assets	(1,523)	(651)	(2,174)
Impairment of Potash assets	(1,314)	(473)	(1,787)

Total	(4,423)	(1,057)	(5,480)

Attributable to non-controlling interests	(34)	10	(24)
Attributable to BHP shareholders	(4,389)	(1,067)	(5,456)

BHP Results for the half year ended 31 December 2021

3.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date			Profit/(loss) from equity accounted investments, related impairments and expenses
	31 Dec 2021%	31 Dec 2020%	30 June 2021%	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Share of profit/(loss) of equity accounted investments:
Cerrejón(1)	33.33	33.33	33.33	—	(30)	(14)
Compañia Minera Antamina SA	33.75	33.75	33.75	381	275	623
Samarco Mineração SA(2)	50.00	50.00	50.00	—	—	—
Other				(33)	(37)	(68)

Share of profit/(loss) of equity accounted investments				348	208	541

Samarco impairment expense(2)				—	(90)	(111)

Samarco dam failure provision(2)				(539)	(300)	(1,000)

Samarco Germano dam decommissioning(2)				49	—	(15)

Fair value change on forward exchange derivatives(2)				(212)	92	136

Cerrejón impairment expense				—	(380)	(466)

Loss from equity accounted investments, related impairments and expenses				(354)	(470)	(915)

(1)

On 11 January 2022 BHP completed the sale to Glencore of its 33.3 per cent interest in Cerrejón, a non-operated energy coal joint venture in Colombia. The transaction was first announced on 28 June 2021 for a total cash consideration of US$294 million with an effective economic date of 31 December 2020. The purchase price was subject to adjustments at transaction completion, including for dividends paid by Cerrejón to the Group during the period from signing to completion. At 31 December 2021, the Group’s investment in Cerrejón continued to be classified as ‘Assets held for sale’ and measured at fair value in line with the divestment consideration. During the half year ended 31 December 2021, the Group received dividends of US$238 million from Cerrejón, reducing completion proceeds, net of expected transaction costs, and the value of the Group’s investment in Cerrejón to US$46 million as at 31 December 2021. Refer to note 11 ‘Discontinued operations and Assets and liabilities held for sale’ for further information.

(2)	Refer to note 10 ‘Significant events – Samarco dam failure’ for further information.

4.	Net finance costs

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	230	345	607
Interest capitalised at 2.48% (31 December 2020: 3.01%; 30 June 2021: 2.83%)(1)	(49)	(114)	(204)
Interest on lease liabilities	63	40	102
Discounting on provisions and other liabilities	243	175	353
Other gains and losses:
Fair value change on hedged loans	(245)	(288)	(779)
Fair value change on hedging derivatives	218	248	704
Loss on bond repurchase(2)	—	395	395
Exchange variations on net debt	(83)	121	99
Other	—	—	13

Total financial expenses	377	922	1,290

Financial income
Interest income	(25)	(46)	(67)

Net finance costs	352	876	1,223

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

(2)

Relates to the additional cost on settlement of two multi-currency hybrid debt repurchase programs and the unwind of the associated hedges, included in a total cash payment of US$3,402 million disclosed in repayment of interest bearing liabilities in the Consolidated Cash Flow Statements for half year ended 31 December 2020 and year ended 30 June 2021.

Financial Report

5.	Income tax expense

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Total taxation expense comprises:
Current tax expense	4,184	3,339	9,018
Deferred tax expense	775	654	1,598

	4,959	3,993	10,616

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Factors affecting income tax expense for the period
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	14,493	9,013	24,292

Tax on profit at Australian prima facie tax rate of 30 per cent	4,348	2,704	7,288

Non-tax effected operating losses and capital gains(1)	709	1,213	2,640
Tax on remitted and unremitted foreign earnings	344	114	485
Tax effect of loss from equity accounted investments, related impairments and expenses(2)	42	169	315
Investment and development allowance	—	(68)	—
Tax rate changes	—	—	(1)
Amounts over provided in prior years	(17)	—	(57)
Foreign exchange adjustments	(91)	(48)	(33)
Recognition of previously unrecognised tax assets	(195)	(5)	(28)
Impact of tax rates applicable outside of Australia	(411)	(252)	(669)
Other	104	138	436

Income tax expense	4,833	3,965	10,376

Royalty-related taxation (net of income tax benefit)	126	28	240

Total taxation expense	4,959	3,993	10,616

(1)

Includes an exceptional impairment charge of US$423 million in the half year ended 31 December 2021 related to deferred tax assets where the recoverability has historically been reliant on Petroleum earnings as part of a broader tax group. Includes the tax impacts related to the exceptional impairments of NSWEC, Cerrejón and Potash in the year ended 30 June 2021. Refer to note 2 ‘Exceptional Items’ for further information.

(2)

The loss from equity accounted investments and related expenses is net of income tax, with the exception of the Samarco forward exchange derivatives described in note 10 ‘Significant events – Samarco dam failure’. This item removes the prima facie tax effect on such profits and related expenses, excluding the impact of the Samarco forward exchange derivatives which are taxable.

BHP Results for the half year ended 31 December 2021

6.	Earnings per share

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M Restated	Year ended 30 June 2021 US$M Restated
Earnings attributable to BHP shareholders (US$M)(1)
- Continuing operations	8,471	4,068	11,529
- Total	9,443	3,876	11,304
Weighted average number of shares (Million)
- Basic(2)	5,061	5,057	5,057
- Diluted(3)	5,072	5,069	5,068
Basic earnings per ordinary share (US cents)(4)(5)
- Continuing operations	167.4	80.4	228.0
- Total	186.6	76.6	223.5
Diluted earnings per ordinary share (US cents)(4)(5)
- Continuing operations	167.0	80.3	227.5
- Total	186.2	76.5	223.0
Headline earnings per ordinary share (US cents)(6)
- Basic	185.6	98.8	284.8
- Diluted	185.2	98.6	284.2

(1)	Diluted earnings attributable to BHP shareholders are equal to earnings attributable to BHP shareholders.
(2)

Prior to unification of BHP’s corporate structure, the calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust. Effective from 31 January 2022, the aggregate of the weighted average number of ordinary shares of only BHP Group Limited will be considered in the computation of basic earnings per share. Refer to notes 9 ‘Share capital’ and 12 ‘Subsequent events’ for details on Unification.

(3)

For the purposes of calculating diluted earnings per share, the effect of 11 million dilutive shares has been taken into account for the half year ended 31 December 2021 (31 December 2020: 12 million shares; 30 June 2021: 11 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive. At 31 December 2021, there are no instruments which are considered antidilutive (31 December 2020: nil; 30 June 2021: nil).

(4)	Each American Depositary Share represents twice the earnings for BHP ordinary shares.
(5)	Refer to note 11 ‘Discontinued operations and Assets and liabilities held for sale’ for basic earnings per share and diluted earnings per share for discontinued operations.
(6)	Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Earnings attributable to BHP shareholders	9,443	3,876	11,304
Adjusted for:
(Gain)/loss on sales of PP&E, Investments and Operations(i)	(110)	3	(50)
Impairments of property, plant and equipment, financial assets and intangibles	38	690	2,633
Samarco impairment expense	—	90	111
Cerrejón impairment expense	—	380	466
Tax effect of above adjustments	23	(41)	(60)

Subtotal of adjustments	(49)	1,122	3,100

Headline earnings	9,394	4,998	14,404

Diluted headline earnings	9,394	4,998	14,404

(i)	Included in other income.

Financial Report

7.	Dividends

	Half year ended 31 Dec 2021		Half year ended 31 Dec 2020		Year ended 30 June 2021
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period
Prior year final dividend	200.0	10,119	55.0	2,779	55.0	2,779
Interim dividend	N/A	—	N/A	—	101.0	5,115

	200.0	10,119	55.0	2,779	156.0	7,894

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. An additional derivative settlement of US$98 million was made as part of the funding of the final dividend and is disclosed in Proceeds/(settlements) of cash management related instruments in the Cash Flow Statement.

On 2 December 2021, BHP announced a final Board decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited which was approved on the 20 January 2022 by BHP Group Limited and BHP Group Plc shareholders and completed on 31 January 2022 (‘Unification’). Refer note 9 ‘Share capital’ for further details on Unification.

Prior to the Unification, the Dual Listed Company merger terms required that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 15 February 2022, BHP Group Limited determined an interim ordinary dividend of 150 US cents per share (US$7,593 million), which will be paid on 28 March 2022. Prior to Unification, an ordinary dividend was determined by both BHP Group Limited and BHP Group Plc (31 December 2020: interim dividend of 101 US cents per share – US$5,107 million; 30 June 2021: final dividend of 200 US cents per share – US$10,114 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

BHP Results for the half year ended 31 December 2021

8.	Financial risk management – Fair values

All financial assets and financial liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

•	the Group’s purpose, or business model, for holding the financial asset;

•	whether the financial asset’s contractual terms give rise to cash flows that are solely payments of principal and interest.

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through the income statement under IFRS 9 ‘Financial Instruments’.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as ‘hold in order to sell’, are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables, the Group’s financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation method	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

Financial Report

The financial assets and liabilities are presented by class in the following table at their carrying values, which generally approximate to fair value. In the case of US$3,018 million (30 June 2021: US$3,018 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2021 was US$3,945 million (30 June 2021: US$4,052 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

The fair value of financial instruments categorised as Level 3 uses inputs primarily based on commodity prices and operational variables.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

Financial assets and liabilities

	IFRS 13 Fair value hierarchy Level(1)	IFRS 9 Classification	31 Dec 2021 US$M	30 June 2021 US$M
Current cross currency and interest rate swaps(2)	2	Fair value through profit or loss	30	20
Current other derivative contracts(3)	2,3	Fair value through profit or loss	78	207
Current other financial assets(4)	3	Fair value through profit or loss	134	—
Current other investments(5)	1,2	Fair value through profit or loss	22	3
Non-current cross currency and interest rate swaps(2)	2	Fair value through profit or loss	802	1,123
Non-current other derivative contracts(3)	2,3	Fair value through profit or loss	—	152
Non-current other financial assets(4)	3	Fair value through profit or loss	131	—
Non-current investment in shares	3	Fair value through other comprehensive income	6	31
Non-current other investments(5)	1,2	Fair value through profit or loss	276	304

Total other financial assets			1,479	1,840
Cash and cash equivalents		Amortised cost	12,366	15,246
Trade and other receivables(6)		Amortised cost	1,847	2,363
Provisionally priced trade receivables	2	Fair value through profit or loss	2,854	3,547

Total financial assets			18,546	22,996

Non-financial assets			87,179	85,931

Total assets			105,725	108,927

Current cross currency and interest rate swaps(2)	2	Fair value through profit or loss	113	—
Current other derivative contracts(3)	2,3	Fair value through profit or loss	66	52
Current other financial liabilities(7)		Amortised cost	68	78
Non-current cross currency and interest rate swaps(2)	2	Fair value through profit or loss	757	586
Non-current other derivative contracts(3)	2,3	Fair value through profit or loss	57	—
Non-current other financial liabilities(7)		Amortised cost	499	560

Total other financial liabilities			1,560	1,276
Trade and other payables(8)		Amortised cost	3,813	6,277
Provisionally priced trade payables	2	Fair value through profit or loss	707	574
Bank loans(9)		Amortised cost	2,195	2,260
Notes and debentures(9)		Amortised cost	13,707	14,769
Lease liabilities			3,016	3,896
Other(9)		Amortised cost	33	58

Total financial liabilities			25,031	29,110

Non-financial liabilities			25,772	24,212

Total liabilities			50,803	53,322

(1)

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.

(2)

Cross currency and interest rate swaps are valued using market data including interest rate curves (which include the base LIBOR rate and swap rates) and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.

(3)

Includes other derivative contracts of US$ nil (30 June 2021: US$121 million) categorised as Level 3. Significant items at 30 June 2021 were derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago which were classified as ‘Assets held for sale’ at 31 December 2021.

(4)	Includes receivables contingent on outcome of future events relating to mining and regulatory approvals of US$225 million (30 June 2021: nil).
(5)

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$279 million (30 June 2021: US$260 million) of which other investments (US Treasury Notes) of US$95 million is categorised as Level 1 (30 June 2021: US$72 million).

(6)	Excludes input taxes of US$368 million (30 June 2021: US$486 million) included in other receivables.
(7)	Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group’s Escondida operations.
(8)	Excludes input taxes of US$50 million (30 June 2021: US$176 million) included in other payables.
(9)	All interest bearing liabilities, excluding lease liabilities, are unsecured.

BHP Results for the half year ended 31 December 2021

9.	Share capital

At 31 December 2021, BHP Group Limited had 2,950 million ordinary shares on issue and held by the public and BHP Group Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Group Limited were held by BHP Group Plc at 31 December 2021 (31 December 2020: nil; 30 June 2021: nil).

During August 2021, BHP Group Limited issued 4,400,000 fully paid ordinary shares to the BHP Billiton Limited Employee Equity Trust at A$52.99 per share, to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

On 3 September 2021, BHP Group Plc acquired by way of gift from J.P. Morgan Limited the 50,000 issued 5.5 per cent cumulative preference shares of £1.00, in the capital of BHP Group Plc. The preference shares were held by BHP Group Plc at 31 December 2021 and cancelled on 31 January 2022.

On 2 December 2021, BHP announced a final Board decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited which was approved on 20 January 2022 by BHP Group Limited and BHP Group Plc shareholders. On 31 January 2022, 2,112,071,796 fully paid ordinary shares in BHP Group Limited were issued to BHP Group Plc shareholders in a one for one exchange of their BHP Group Plc ordinary shares, resulting in BHP Group Limited becoming the sole parent company of the BHP Group with a single set of shareholders.

At 31 December 2021, BHP Group Plc had one Special Voting share on issue and BHP Group Limited had one Special Voting share and one DLC dividend share on issue to facilitate operation of the Group’s dual listed structure. In connection with Unification, these shares were bought back for nominal value in January 2022 and subsequently cancelled.

10.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 1.15 ‘Samarco’ and Financial Statements note 4 ‘Significant events – Samarco dam failure’ in the 30 June 2021 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2021 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Income statement
Other income(1)	—	—	34
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure(2)	(27)	(19)	(46)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense(3)	—	(90)	(111)
Samarco Germano dam decommissioning(4)	49	—	(15)
Samarco dam failure provision(5)	(539)	(300)	(1,000)
Fair value change on forward exchange derivatives(6)	(212)	92	136

Loss from operations	(729)	(317)	(1,002)
Net finance costs(7)	(93)	(41)	(85)

Loss before taxation	(822)	(358)	(1,087)
Income tax benefit/(expense)(8)	1	(19)	(71)

Loss after taxation	(821)	(377)	(1,158)

Balance sheet movement
Trade and other payables	3	6	(5)
Derivatives	(202)	73	136
Tax liabilities	1	—	(71)
Provisions	(327)	(114)	(741)

Net liabilities	(525)	(35)	(681)

Financial Report

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Cash flow statement
Loss before taxation	(822)	(358)	(1,087)
Adjustments for:
Samarco impairment expense(3)	—	90	111
Samarco Germano dam decommissioning(4)	(49)	—	15
Samarco dam failure provision(5)	539	300	1,000
Fair value change on forward exchange derivatives(6)	212	(92)	(136)
Settlements of cash management related instruments	(10)	—	—
Net finance costs(7)	93	41	85
Changes in assets and liabilities:
Trade and other payables	(3)	(6)	5

Net operating cash flows	(40)	(25)	(7)

Net investment and funding of equity accounted investments(9)	(256)	(317)	(470)

Net investing cash flows	(256)	(317)	(470)

Net decrease in cash and cash equivalents	(296)	(342)	(477)

(1)	Proceeds from insurance settlements.
(2)	Includes legal and advisor costs incurred.
(3)	Impairment expense from working capital funding provided during the period.
(4)

US$25 million (31 December 2020: US$12 million; 30 June 2021: US$6 million) change in estimate and US$24 million (31 December 2020: US$(12) million; 30 June 2021: US$(21) million) exchange translation.

(5)

US$(806) million (31 December 2020: US$(205) million; 30 June 2021: US$(842) million) change in estimate and US$267 million (31 December 2020: US$(95) million; 30 June 2021: US$(158) million) exchange translation.

(6)

During FY2021 the Group entered into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provisions. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Loss from equity accounted investments, related impairments and expenses in the Income Statement.

(7)	Amortisation of discounting of provision.
(8)	Includes income tax benefit/(expense) on forward exchange derivatives and other taxes incurred during the period.
(9)

Includes US$ nil (31 December 2020: US$(90) million; 30 June 2021: US$(111) million) funding provided during the period, US$(256) million (31 December 2020: US$(221) million; 30 June 2021: US$(351) million) utilisation of the Samarco dam failure provision and US$ nil (31 December 2020: US$(6) million; 30 June 2021: US$(8) million) utilisation of the Samarco Germano decommissioning provision.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provisions related to the Samarco dam failure

	31 Dec 2021 US$M	30 June 2021 US$M
At the beginning of the reporting period	2,792	2,051
Movement in provisions	327	741
Comprising:
Utilised	(256)	(359)
Adjustments charged to the income statement:
Change in estimate - Samarco dam failure provision	806	842
Change in estimate - Samarco Germano dam decommissioning	(25)	(6)
Amortisation of discounting impacting net finance costs	93	85
Exchange translation	(291)	179

At the end of the reporting period	3,119	2,792

Comprising:
Current	1,561	1,206
Non-current	1,558	1,586

At the end of the reporting period	3,119	2,792

Comprising:
Samarco dam failure provision	2,928	2,560
Samarco Germano dam decommissioning provision	191	232

BHP Results for the half year ended 31 December 2021

Provision for Samarco dam failure

On 2 March 2016, BHP Brasil, Samarco and Vale, entered into an agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement.

In addition, the 12th Federal Court is supervising the work of the Fundação Renova and the Court’s decisions relating to financial compensation for impacted persons have been considered in the Samarco dam failure provision, including a ruling in October 2021 that expanded the scope of individuals eligible for compensation and the amount of damages for certain categories of impacted individuals. The provision may be impacted in future reporting periods as a result of appeals and motions for clarification on certain Court decisions that remain outstanding.

To the extent that Samarco does not meet its funding obligations during the 15 year term of the Framework Agreement, each of BHP Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains uncertainty regarding Samarco’s future cash flow generation and the outcome of the Judicial Reorganisation (outlined below). In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$2.9 billion before tax and after discounting at 31 December 2021 (30 June 2021: US$2.6 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim (described below). Pre-requisites established in the Governance Agreement, for re-negotiation of the Framework Agreement were not implemented during the two year period and on 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$28 billion) claim, which was suspended for two years from the date of ratification of the Governance Agreement. The claim was suspended again after the parties to the claim agreed to continue the suspension on 19 March 2021. Formal suspension of the claim ceased on 10 December 2021, however no further rulings have been made and BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim.

It is not possible to provide a range of outcomes or a reliable estimate of potential settlement outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. Until any revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.

BHP Brasil, Samarco and Vale are required to maintain security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$395 million). At 31 December 2021, the security comprised R$1.3 billion (approximately US$235 million) in insurance bonds and a charge of R$800 million (approximately US$145 million) over Samarco’s assets. A further R$100 million (approximately US$20 million) in liquid assets previously maintained as security was released during FY2020 for COVID-19 related response efforts in Brazil.

Samarco Germano dam decommissioning

Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the uncertainties surrounding Samarco’s future cash flow generation, BHP Brasil’s provision for a 50 per cent share of the expected Germano decommissioning costs is US$191 million at 31 December 2021 (30 June 2021: US$232 million). The decommissioning is at an early stage and as a result, further engineering work and required validation by Brazilian authorities could lead to changes to estimates in future reporting periods.

Financial Report

Contingent liabilities

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Federal Public Prosecution Office claim

BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$28 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$1.4 billion) injunction request. On 30 September 2020, Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (approximately US$28 billion) claim, which was suspended for two years from the date of ratification of the Governance Agreement. The claim was suspended again after the parties to the claim agreed to continue the suspension on 19 March 2021. Formal suspension of the claim ceased on 10 December 2021, however no further rulings been made and BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim.

It is not possible to provide a range of outcomes or a reliable estimate of potential settlement outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision.

Australian class action complaints

BHP Group Ltd is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought is unspecified.

United Kingdom group action complaint

BHP Group Plc and BHP Group Ltd were named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. The complaint and a subsequent application for permission to appeal have been dismissed by the court, however an application by the claimants to reopen the proceedings was granted in July 2021, allowing the claimants to appeal previous dismissals of the claim. The appeal is scheduled to be heard in April 2022.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Other claims

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

BHP Results for the half year ended 31 December 2021

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has insurances for class action claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities. External insurers have been notified of the Samarco dam failure and the class actions referred to above. As at 31 December 2021, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco, any funding provided by BHP Brasil during the year in respect of Fundação Renova or Germano dam decommissioning obligations will be offset against the Group’s provision for the Samarco dam failure.

Samarco judicial reorganisation

Samarco filed for Judicial Reorganisation (JR) in April 2021, with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil (JR Court), after multiple enforcement actions taken by certain creditors of Samarco. Samarco’s JR filing followed unsuccessful attempts to negotiate a debt restructure with certain financial creditors and multiple legal actions filed by those creditors which threatened Samarco’s operations. The JR is an insolvency proceeding with a means for Samarco to seek to restructure its financial debts and establish a sustainable financial position that allows Samarco to continue to rebuild its operations and strengthen its ability to meet its Fundação Renova funding obligations. Samarco’s operations are expected to continue during the JR and restructure process.

According to the list of creditors filed with the JR Court by the Judicial Administrators (who are in charge of a first review of the list of creditors filed by Samarco), Fundação Renova’s funding obligations undertaken by Samarco are not subject to the JR, although some financial creditors of Samarco have objected to this position. Some such creditors filed challenges to the list of creditors filed by the Judicial Administrators, in order to, among other things, prevent Samarco from funding Fundação Renova. In December 2021, the 12th Federal Court granted BHP Brasil’s request that Samarco be able to fund Fundação Renova obligations, overturning a temporary injunction against such funding previously granted by the state court in October 2021. BHP Brasil also obtained a preliminary injunction from the Superior Court supporting the jurisdiction of the 12th Federal Court, and not the state court, in this matter. It is expected that there will be continuing litigation from creditors against Samarco and its shareholders over the course of the JR proceeding, including with respect to the treatment of Samarco’s Fundação Renova-related obligations and attempts to pierce Samarco’s corporate veil to hold BHP Brasil and Vale liable for Samarco’s debts.

The JR is not expected to affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and is not expected to impact Fundação Renova’s ability to undertake that remediation and compensation. It is not possible to determine the outcomes of the JR or estimate any impact that the reorganisation may have for BHP Brasil, including its share of the Samarco dam failure provisions.

Financial Report

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management have determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 31 December 2021. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provisions for Samarco dam failure and Samarco Germano dam decommissioning currently reflect the estimated remaining costs to complete Programs under the Framework Agreement and estimated costs to complete the Germano dam decommissioning and require the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 90 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2023.

While the provisions have been measured based on information available as at 31 December 2021, likely changes in facts and circumstances in future reporting periods may lead to revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore the possible revisions in future reporting periods cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include:

•	number of people eligible for financial assistance and compensation and the corresponding amount of expected compensation; and

•	costs to complete key infrastructure programs.

The provision may also be affected by factors including but not limited to:

•	resolution of existing and potential legal claims in Brazil and other jurisdictions, including the impact of ongoing settlement negotiations and outcome of the United Kingdom group action complaint;

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis and community participation required under the Governance Agreement and rulings made by the 12th Federal Court;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	resolution of uncertainty in respect of the nature and extent of Samarco’s long term cash generation;

•	costs to complete the Germano dam decommissioning;

•	updates to discount and foreign exchange rates; and

•	the outcomes of Samarco’s JR.

Given these factors, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the provision in the next and future reporting periods.

BHP Results for the half year ended 31 December 2021

11.	Discontinued operations and Assets and liabilities held for sale

On 22 November 2021, the Group and Woodside signed a binding SSA for the merger of the Group’s oil and gas portfolio with Woodside. Woodside will acquire the entire share capital of BHP Petroleum International Pty Ltd (‘BHP Petroleum’) in exchange for new Woodside shares. On completion of the proposed merger, Woodside will issue new shares expected to comprise approximately 48 per cent of all Woodside shares (on a post-issue basis) as consideration for the acquisition of BHP Petroleum.

The proposed merger, which has an effective date of 1 July 2021, is subject to satisfaction of conditions precedent by 30 June 2022 or an agreed later date including shareholder, regulatory and other approvals. Prior to completion, the Group continues to control its Petroleum assets and carry on business in the normal course. As such, the Group continued to recognise its share of revenue, expenses, net finance costs and associated income tax expense related to the operation.

On completion, Woodside will make a cash payment to BHP in relation to cash dividends paid by Woodside between the effective date and completion. BHP will make a cash payment to Woodside for the net cash flow generated by BHP Petroleum between the effective date and completion (or, if that amount is negative, Woodside will make a cash payment to BHP).

At 31 December 2021, the Petroleum business was classified as a disposal group held for sale and as a discontinued operation. The proposed merger is expected to be completed during the second half of FY2022.

The contribution of discontinued operations included within the Group’s profit and cash flows are detailed below:

Income statement – Discontinued operations

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Revenue	3,257	1,595	3,896
Other income	172	20	130
Expenses excluding net finance costs	(1,391)	(1,749)	(3,629)
Loss from equity accounted investments, related impairments and expenses	(1)	(5)	(6)

Profit/(loss) from operations	2,037	(139)	391

Financial expenses	(46)	(50)	(88)
Financial income	1	2	6

Net finance costs	(45)	(48)	(82)

Profit/(loss) before taxation	1,992	(187)	309

Income tax expense	(966)	(16)	(545)
Royalty-related taxation (net of income tax benefit)	(54)	11	11

Total taxation expense	(1,020)	(5)	(534)

Profit/(loss) after taxation	972	(192)	(225)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	972	(192)	(225)

Basic earnings/(loss) per ordinary share (cents)	19.2	(3.8)	(4.5)
Diluted earnings/(loss) per ordinary share (cents)	19.2	(3.8)	(4.5)

The total comprehensive income attributable to BHP shareholders from discontinued operations was a gain of US$975 million (31 December 2020: loss of US$192 million; 30 June 2021: loss of US$231 million).

The conversion of options and share rights would decrease the loss per share for the half year ended 31 December 2020 and the year ended 30 June 2021, therefore its impact has been excluded from the diluted earnings per share calculation.

Financial Report

Cash flows from Discontinued operations

	Half year ended 31 Dec 2021 US$M	Half year ended 31 Dec 2020 US$M	Year ended 30 June 2021 US$M
Net operating cash flows	1,748	221	1,351
Net investing cash flows(1)	(544)	(980)	(1,520)
Net financing cash flows(2)	(18)	(19)	(38)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	1,186	(778)	(207)

(1)

Includes purchases of property, plant and equipment and capitalised exploration of US$687 million related to drilling and development expenditure (31 December 2020: US$512 million; 30 June 2021: US$1,020 million), investments in subsidiaries, operations and joint operations, net of cash of US$ nil (31 December 2020: US$482 million; 30 June 2021: US$480 million), proceeds from sale of assets of US$(145) million (31 December 2020: US$(41) million; 30 June 2021: US$(39) million) and other investing outflows of US$2 million (31 December 2020: US$27 million; 30 June 2021: US$59 million).

(2)	Represents net repayment of interest bearing liabilities of US$18 million (31 December 2020: US$19 million; 30 June 2021: US$38 million).

Assets and liabilities held for sale

In addition to the Group’s Petroleum business, the Group’s investment in Cerrejón and interest in BHP Mitsui Coal (BMC) were classified as assets and liabilities held for sale at 31 December 2021. The assets and liabilities classified as current assets and liabilities held for sale are presented in the table below:

	31 Dec 2021				30 June 2021(1)
	Petroleum US$M	Cerrejón(1) US$M	BMC(2) US$M	Total US$M	Total US$M
Assets
Trade and other receivables	1,431	—	210	1,641	40
Other financial assets	—	—	25	25	—
Inventories	278	—	86	364	—
Current tax assets	59	—	10	69	—
Property, plant and equipment	11,699	—	1,193	12,892	—
Intangible assets	66	—	—	66	—
Investments accounted for using the equity method	246	46	—	292	284
Deferred tax assets	1,901	—	—	1,901	—
Other	18	—	4	22	—

Total assets	15,698	46	1,528	17,272	324

Liabilities
Trade and other payables	953	—	163	1,116	17
Interest bearing liabilities	257	—	271	528	—
Other financial liabilities	22	—	—	22	—
Tax payable	373	—	47	420	—
Provisions	4,462	—	413	4,875	—
Deferred income	56	—	—	56	—
Deferred tax liabilities	536	—	11	547	—

Total liabilities	6,659	—	905	7,564	17

Net assets	9,039	46	623	9,708	307

(1)

On 11 January 2022 BHP completed the sale to Glencore of its 33.3 per cent interest in Cerrejón, a non-operated energy coal joint venture in Colombia. The transaction was first announced on 28 June 2021 for a total cash consideration of US$294 million with an effective economic date of 31 December 2020. The purchase price was subject to adjustments at transaction completion, including for dividends paid by Cerrejón to the Group during the period from signing to completion. At 31 December 2021, the Group’s investment in Cerrejón continued to be classified as ‘Assets held for sale’ and measured at fair value in line with the divestment consideration. During the half year ended 31 December 2021, the Group received dividends of US$238 million from Cerrejón, reducing completion proceeds, net of expected transaction costs, and the value of the Group’s investment in Cerrejón to US$46 million as at 31 December 2021. Valuations are based primarily on Level 3 inputs as defined in note 8 ‘Financial risk management’.

(2)

On 8 November 2021 the Group announced it has entered into a Share Sale and Purchase Agreement to divest its 80 per cent interest in BMC, an operated metallurgical coal joint venture in Queensland to Stanmore SMC Holdings Pty Ltd, a wholly owned subsidiary of Stanmore Resources Limited (Stanmore Resources) for cash consideration of up to US$1.35 billion.

The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a commodity price-linked earnout payable in calendar year 2024. Subject to the satisfaction of customary competition and regulatory requirements the transaction completion is expected to occur in the middle of the 2022 calendar year.

At 31 December 2021, the assets and liabilities of BMC have been classified as ‘Assets held for sale’ and ‘Liabilities directly associated with the assets held for sale’. However BMC is not considered to meet the criteria for classification as a discontinued operation given its relative size to the Group and the Coal segment.

BHP Results for the half year ended 31 December 2021

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the financial statements.

There were no exceptional items related to discontinued operations for the half year ended 31 December 2021.

Exceptional items related to discontinued operations included within the Group’s profit for the half year ended 31 December 2020 and year ended 30 June 2021 are detailed below:

Half year ended 31 Dec 2020	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
COVID-19 related costs	(31)	3	(28)

Total	(31)	3	(28)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(31)	3	(28)

Year ended 30 June 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of Potash assets(1)	—	(278)	(278)
COVID-19 related costs	(47)	8	(39)

Total	(47)	(270)	(317)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(47)	(270)	(317)

(1)

The exceptional item reflects the impairment of tax losses originally expected to be recoverable against taxable profits from the Group’s Potash assets. The impairment is included in discontinued operations as the entity with the losses is expected to transfer to Woodside and therefore the losses will no longer be available to the Group.

12.	Subsequent events

In December 2021, BHP announced a final Board decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited. Unification was completed on 31 January 2022. Refer note 9 ‘Share capital’ for details. Other than the expected transaction costs of approximately US$410 million (before tax), unification is not expected to impact the consolidated net assets of the Group.

Other than the matters outlined elsewhere in this Financial Report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Financial Report

Directors’ Report

The Directors present their report together with the half year Financial Statements for the half year ended 31 December 2021 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2021 and likely future developments are given on pages 1 to 32. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

The principal risks affecting the Group are described on pages 56 to 63 of the Group’s Annual Report for the year ended 30 June 2021 (a copy of which is available on the Group’s website at www.bhp.com) and are grouped into the categories of risks listed below. Our principal risks may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. Our principal risks, individually or collectively, could threaten our viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities in which we or our third-party partners operate, or the interests of our stakeholders leading to litigation (including class actions) or a loss of stakeholder and/or investor confidence. There are no material changes in those risk factors for the first six months of this financial year except to the extent described in the ‘Outlook’ section.

•	Operational events: Risks associated with operational events in connection with our activities globally.

•	Accessing key markets: Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets.

•

Optimising portfolio returns and managing commodity price movements: Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders (including securing growth options in future facing commodities) and to manage adverse impacts of short- and long-term movements in commodity prices.

•

Significant social or environmental impacts: Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

•	Low-carbon transition: Risks associated with the transition to a low-carbon economy.

•

Adopting technologies and maintaining digital security: Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

•

Ethical misconduct: Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings.

•

Inadequate business resilience: Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical impacts of climate change).

BHP Results for the half year ended 31 December 2021

Dividend

Full details of dividends are given on page 18.

Board of Directors

The Directors of BHP at any time during or since the end of the half year ended 31 December 2021 are:

Ken MacKenzie – Chairman since September 2017 (a Director since September 2016)

Mike Henry – an Executive Director since January 2020

Terry Bowen – a Director since October 2017

Malcolm Broomhead – a Director since March 2010

Xiaoqun Clever – a Director since October 2020

Ian Cockerill – a Director since April 2019

Anita Frew – a former Director from September 2015 to November 2021

Gary Goldberg – a Director since February 2020

Susan Kilsby – a former Director from April 2019 to November 2021

John Mogford – a Director since October 2017

Christine O’Reilly – a Director since October 2020

Dion Weisler – a Director since June 2020

Auditor’s independence declaration

Ernst & Young in Australia are the auditors of BHP Group Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 59 and forms part of this Directors’ Report.

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 dated 24 March 2016 applies. Amounts in the Directors’ Report and half year Financial Statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chairman

Mike Henry – Chief Executive Officer

Dated this 15th day of February 2022

Financial Report

Directors’ Declaration of Responsibility

The half year Financial Report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that:

(a)

in the Directors’ opinion and to the best of their knowledge, the half year Financial Statements and notes, set out on pages 33 to 55, have been prepared in accordance with the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the financial position of the Group as at 31 December 2021 and of its performance for the half year ended on that date;

(b)

for the purposes of the Disclosure Guidance and Transparency Rules in the United Kingdom, to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 32, includes: (i) a fair review of the important events during the first six months of the current financial year and their impact on the half year Financial Statements; (ii) a description of the principal risks and uncertainties for the remaining six months of the year; and (iii) related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that BHP Group Limited and the Group will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chairman

Mike Henry – Chief Executive Officer

Dated this 15th day of February 2022

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Auditor’s Independence Declaration to the Directors of BHP Group Limited

As lead auditor for the review of the half year financial report of BHP Group Limited for the half year ended 31 December 2021, I declare to the best of my knowledge and belief, there have been:

a.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b.	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Group Limited and the entities it controlled during the financial period.

Ernst & Young

Rodney Piltz

Partner

15 February 2022

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Ernst & Young 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001	Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 ey.com/au

Independent auditor’s review report to the members of BHP Group Limited

Conclusion

BHP (‘the Group’) consists of BHP Group Limited, BHP Group Plc and the entities they controlled during the half year ended 31 December 2021.

We have reviewed the accompanying half year financial report of the Group, which comprises the Consolidated Balance Sheet as at 31 December 2021, the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for the half year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of the Group does not comply with the Corporations Act 2001, including:

a.	Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2021 and of its consolidated financial performance for the half year ended on that date; and

b.

Complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half year financial report

The directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with International Accounting Standards as issued by the IASB, Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half year financial report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2021 and its performance for the half year ended on that date, and complying with International Accounting Standard IAS 34 Interim Financial Reporting as issued by the IASB, Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Rodney Piltz

Partner

Melbourne

15 February 2022

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

BHP

BHP

Alternative Performance

Measures

Half year ended

31 December 2021

BHP Results for the half year ended 31 December 2021

Alternative Performance Measures

We use various alternative performance measures (APMs) to reflect our underlying financial performance.

These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s Financial Statements for the half year ended 31 December 2021 (Financial Report) prepared in accordance with IFRS. The APMs and below reconciliations included in this document for the half year ended 31 December 2021 and comparative periods are unaudited. The APMs are consistent with how management review financial performance of the Group with the Board and the investment community.

We consider Underlying attributable profit to be a key measure that allows for the comparability of underlying financial performance by excluding the impacts of exceptional items, and Underlying attributable profit (Continuing operations) is the basis on which our dividend payout ratio policy is applied.

Underlying EBITDA is a key APM that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is a relevant measure for capital intensive industries with long-life assets. Underlying EBITDA and Underlying EBIT are included in the Group’s Financial Report, as required by IFRS 8 ‘Operating Segments’.

The “Definition and calculation of alternative performance measures” section outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

Comparative periods have been adjusted for the effects of applying IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ and discloses them on the same basis as the current period figures.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our APMs adjust the relevant IFRS measures for exceptional items. Refer to the Group’s Financial Report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s Financial Statements. The exceptional items included within the Group’s profit for the period are detailed below.

Half year ended 31 December	2021 US$M	2020 US$M Restated
Continuing operations
Revenue	—	—
Other income	—	—
Expenses excluding net finance costs, depreciation, amortisation and impairments	(27)	(286)
Depreciation and amortisation	—	—
Net impairments	—	(547)
Profit/(loss) from equity accounted investments, related impairments and expenses	(702)	(678)

Profit/(loss) from operations	(729)	(1,511)

Financial expenses	(93)	(41)
Financial income	—	—

Net finance costs	(93)	(41)

Profit/(loss) before taxation	(822)	(1,552)

Income tax expense	(422)	(590)
Royalty-related taxation (net of income tax benefit)	—	—

Total taxation expense	(422)	(590)

Profit/(loss) after taxation from Continuing operations	(1,244)	(2,142)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	—	(28)

Profit/(loss) after taxation from Continuing and Discontinued operations	(1,244)	(2,170)

Total exceptional items attributable to non-controlling interests	—	(10)
Total exceptional items attributable to BHP shareholders	(1,244)	(2,160)

Exceptional items attributable to BHP shareholders per share (US cents)	(24.6)	(42.8)

Weighted basic average number of shares (Million)	5,061	5,057

Alternative Performance Measures

APMs derived from Consolidated Income Statement

Underlying attributable profit

	2021	2020
Half year ended 31 December	US$M	US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	9,443	3,876
Total exceptional items attributable to BHP shareholders(1)	1,244	2,160

Underlying attributable profit	10,687	6,036

(1)	Refer to Exceptional items for further information.

Underlying basic earnings per ordinary share

	2021	2020
Half year ended 31 December	US cents	US cents
Basic earnings per ordinary share	186.6	76.6
Exceptional items attributable to BHP shareholders per share(1)	24.6	42.8

Underlying basic earnings per ordinary share	211.2	119.4

(1)	Refer to Exceptional items for further information.

Underlying attributable profit – Continuing operations

Half year ended 31 December	2021 US$M	2020 US$M Restated
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	9,443	3,876
(Profit)/loss after taxation from Discontinued operations attributable to BHP shareholders	(972)	192
Total exceptional items attributable to BHP shareholders(1)	1,244	2,160
Total exceptional items attributable to BHP shareholders for Discontinued operations(2)	—	(28)

Underlying attributable profit – Continuing operations	9,715	6,200

(1)	Refer to Exceptional items for further information.
(2)	Refer to note 11 ‘Discontinued operations and Assets and liabilities held for sale’ for further information.

Underlying basic earnings per ordinary share – Continuing operations

Half year ended 31 December	2021 US$M	2020 US$M Restated
Underlying attributable profit – Continuing operations	9,715	6,200
Weighted basic average number of shares (Million)	5,061	5,057

Underlying basic earnings per ordinary share – Continuing operations (US cents)	192.0	122.6

Underlying EBITDA

Half year ended 31 December	2021 US$M	2020 US$M Restated
Profit from operations	14,845	9,889
Exceptional items included in profit from operations(1)	729	1,511

Underlying EBIT	15,574	11,400

Depreciation and amortisation expense	2,851	2,405
Net impairments	38	629
Exceptional item included in Depreciation, amortisation and impairments(1)	—	(547)

Underlying EBITDA	18,463	13,887

(1)	Refer to Exceptional items for further information.

BHP Results for the half year ended 31 December 2021

Underlying EBITDA margin

Half year ended 31 December 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	6,857	15,809	5,368	819	28,853
Revenue – Third party products	1,637	9	—	28	1,674

Revenue	8,494	15,818	5,368	847	30,527

Underlying EBITDA – Group production	4,262	11,153	2,642	396	18,453
Underlying EBITDA – Third party products	10	—	—	—	10

Underlying EBITDA(2)	4,272	11,153	2,642	396	18,463

Segment contribution to the Group’s Underlying EBITDA(3)	24%	61%	15%		100%
Underlying EBITDA margin(4)	62%	71%	49%		64%

Half year ended 31 December 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	6,129	14,050	2,170	737	23,086
Revenue – Third party products	938	8	—	12	958

Revenue	7,067	14,058	2,170	749	24,044

Underlying EBITDA – Group production	3,683	10,241	(201)	106	13,829
Underlying EBITDA – Third party products	55	3	—	—	58

Underlying EBITDA(2)	3,738	10,244	(201)	106	13,887

Segment contribution to the Group’s Underlying EBITDA(3)	27%	74%	(1%)		100%
Underlying EBITDA margin(4)	60%	73%	(9%)		60%

(1)	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.
(2)	Refer to Underlying EBITDA for further information.
(3)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
(4)	Underlying EBITDA margin excludes Third party products.

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2021 US$M	2020 US$M Restated
Capital expenditure (purchases of property, plant and equipment)	2,768	2,835
Add: Exploration expenditure	110	86

Capital and exploration expenditure (cash basis) – Continuing operations	2,878	2,921

Capital expenditure (purchases of property, plant and equipment) – Discontinued operations	556	498
Add: Exploration expenditure – Discontinued operations	243	195

Capital and exploration expenditure (cash basis) – Discontinued operations	799	693

Capital and exploration expenditure (cash basis) – Total operations	3,677	3,614

Free cash flow

Half year ended 31 December	2021 US$M	2020 US$M Restated
Net operating cash flows from Continuing operations	11,529	9,148
Net investing cash flows from Continuing operations	(3,045)	(3,229)

Free cash flow – Continuing operations	8,484	5,919

Net operating cash flows from Discontinued operations	1,748	221
Net investing cash flows from Discontinued operations	(544)	(980)

Free cash flow – Discontinued operations	1,204	(759)

Free cash flow – Total operations	9,688	5,160

Alternative Performance Measures

APMs derived from Consolidated Balance Sheet

Net debt and gearing ratio

	31 Dec 2021 US$M	31 Dec 2020 US$M	30 June 2021 US$M
Interest bearing liabilities – Current	3,054	3,560	2,628
Interest bearing liabilities – Non current	15,897	19,159	18,355

Total interest bearing liabilities	18,951	22,719	20,983

Comprising:
Borrowing	15,935	19,160	17,087
Lease liabilities	3,016	3,559	3,896

Less: Lease liability associated with index-linked freight contracts	540	483	1,025

Less: Cash and cash equivalents	12,366	9,291	15,246

Less: Net debt management related instruments(1)	(38)	1,216	557
Less: Net cash management related instruments(2)	(7)	(110)	34

Less: Total derivatives included in net debt	(45)	1,106	591

Net debt	6,090	11,839	4,121

Net assets	54,922	53,423	55,605

Gearing	10.0%	18.1%	6.9%

(1)	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
(2)	Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Net debt waterfall

	31 Dec 2021 US$M	31 Dec 2020 US$M
Net debt at the beginning of the period	(4,121)	(12,044)

Net operating cash flows	13,277	9,369
Net investing cash flows	(3,589)	(4,209)
Net financing cash flows	(12,506)	(9,595)

Net decrease in cash and cash equivalents from Continuing and Discontinued operations	(2,818)	(4,435)

Carrying value of interest bearing liability repayments	1,185	5,587

Carrying value of debt related instruments proceeds	—	(90)

Carrying value of cash management related instruments settlements	(123)	180

Fair value adjustment on debt (including debt related instruments)	25	39
Foreign exchange impacts on cash (including cash management related instruments)	20	24
Lease additions	(497)	(909)
Transfer to liability directly associated with assets held for sale	528	—
Other	(289)	(191)

Non-cash movements	(213)	(1,037)

Net debt at the end of the period	(6,090)	(11,839)

BHP Results for the half year ended 31 December 2021

Net operating assets

	31 Dec 2021 US$M	31 Dec 2020 US$M Restated
Net assets	54,922	53,423

Less: Non-operating assets
Cash and cash equivalents	(12,366)	(9,291)
Trade and other receivables(1)	(217)	(202)
Other financial assets(2)	(1,432)	(2,225)
Current tax assets	(240)	(295)
Deferred tax assets	(94)	(3,178)
Assets held for sale	(17,272)	—
Petroleum discontinued operations operating assets(3)	—	(13,745)

Add: Non-operating liabilities
Trade and other payables(4)	161	218
Interest bearing liabilities	18,951	22,719
Other financial liabilities(5)	908	752
Current tax payable	1,836	1,184
Non-current tax payable	94	173
Deferred tax liabilities	3,808	3,603
Liabilities directly associated with the assets held for sale	7,564	—
Petroleum discontinued operations operating liabilities(3)	—	5,197

Net operating assets	56,623	58,333

(1)	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.
(2)	Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares and other investments.
(3)	Represents the Petroleum operating assets and operating liabilities as at 31 December 2020 that are classified as held for sale as at 31 December 2021.
(4)	Represents accrued interest payable included within other payables.
(5)	Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.

Alternative Performance Measures

Other APMs

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended December 2021 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, Other income and Loss from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Half year ended 31 December 2020 (Restated)
Revenue	24,044
Other income		136
Expenses excluding net finance costs		(13,821)
Loss from equity accounted investments, related impairments and expenses		(470)

Total other income, expenses excluding net finance costs and Loss from equity accounted investments, related impairments and expenses		(14,155)

Profit from operations			9,889
Depreciation, amortisation and impairments				3,034
Exceptional item included in Depreciation, amortisation and impairments				(547)
Exceptional items				1,511

Underlying EBITDA					13,887

Change in sales prices	6,814	(566)	6,248	—	6,248
Price-linked costs	—	(570)	(570)	—	(570)

Net price impact	6,814	(1,136)	5,678	—	5,678

Change in volumes	(1,029)	60	(969)	—	(969)

Operating cash costs	—	(433)	(433)	—	(433)
Exploration and business development	—	(32)	(32)	—	(32)

Change in controllable cash costs	—	(465)	(465)	—	(465)

Exchange rates	—	591	591	—	591
Inflation on costs	—	(294)	(294)	—	(294)
Fuel, energy, and consumable price movements	—	(305)	(305)	—	(305)
Non-cash	—	35	35	—	35
One-off items	—	—	—	—	—

Change in other costs	—	27	27	—	27

Asset sales	—	5	5	—	5
Ceased and sold operations	—	(7)	(7)	—	(7)
Other	698	(391)	307	—	307

Depreciation, amortisation and impairments	—	(402)	(402)	402	—
Exceptional items	—	782	782	(782)	—

Half year ended 31 December 2021
Revenue	30,527
Other income		414
Expenses excluding net finance costs		(15,742)
Loss from equity accounted investments, related impairments and expenses		(354)

Total other income, expenses excluding net finance costs and Loss from equity accounted investments, related impairments and expenses		(15,682)

Profit from operations			14,845
Depreciation, amortisation and impairments				2,889
Exceptional item included in Depreciation, amortisation and impairments				—
Exceptional items				729

Underlying EBITDA					18,463

BHP Results for the half year ended 31 December 2021

Underlying return on capital employed (ROCE)

	31 Dec 2021 US$M	31 Dec 2020 US$M
Profit after taxation from Continuing and Discontinued operations	10,506	4,828
Exceptional items(1)	1,244	2,170

Subtotal	11,750	6,998
Adjusted for:
Net finance costs	397	924
Exceptional items included within net finance costs(1)	(93)	(41)
Income tax expense on net finance costs	(118)	(230)

Profit after taxation excluding net finance costs and exceptional items	11,936	7,651

Annualised Profit after taxation excluding net finance costs and exceptional items	23,872	15,302

Net assets at the beginning of the period	55,605	52,175
Net debt at the beginning of the period	4,121	12,044

Capital employed at the beginning of the period	59,726	64,219

Net assets at the end of the period	54,922	53,423
Net debt at the end of the period	6,090	11,839

Capital employed at the end of the period	61,012	65,262

Average capital employed	60,369	64,741

Underlying Return on Capital Employed	39.5%	23.6%

(1)	Refer to Exceptional items for further information.

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	4,208	14,428	3,160	70	21,866	2,006	23,872
Average capital employed	24,061	15,250	7,802	3,869	50,982	9,387	60,369

Underlying Return on Capital Employed	17%	95%	41%	—	42.9%	21.4%	39.5%

Half year ended 31 December 2020 US$M Restated	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	3,918	12,454	(1,066)	256	15,562	(260)	15,302
Average capital employed	23,941	16,367	8,743	5,877	54,928	9,813	64,741

Underlying Return on Capital Employed	16%	76%	(12%)	—	28.3%	(2.6%)	23.6%

(1)	Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets and consolidation adjustments.

Alternative Performance Measures

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2021 US$M	Western Australia Iron Ore	Antamina	Escondida	Queensland Coal	Nickel West	Pampa Norte	Olympic Dam	Potash	Cerrejón	New South Wales Energy Coal(1)	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	14,672	724	3,312	2,722	128	500	(154)	(108)	(8)	532	(454)	21,866	2,006	23,872
Average capital employed	18,535	1,312	9,662	7,927	569	4,376	8,585	3,178	124	(308)	(2,978)	50,982	9,387	60,369

Underlying Return on Capital Employed	79%	55%	34%	34%	22%	11%	(2%)	(3%)	(6%)	—	—	42.9%	21.4%	39.5%

Half year ended 31 December 2020 US$M Restated	Western Australia Iron Ore	Antamina	Escondida	Queensland Coal	Nickel West	Pampa Norte	Olympic Dam	Potash	Cerrejón	New South Wales Energy Coal	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	12,458	522	3,292	(330)	163	172	78	78	(58)	(482)	(331)	15,562	(260)	15,302
Average capital employed	18,614	1,364	10,593	7,622	260	3,752	8,028	4,468	519	557	(849)	54,928	9,813	64,741

Underlying Return on Capital Employed	67%	38%	31%	(4%)	63%	5%	1%	2%	(11%)	(87%)	—	28.3%	(2.6%)	23.6%

(1)	NSWEC has not been shown as ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

BHP Results for the half year ended 31 December 2021

Definition and calculation of alternative performance measures

Alternative Performance Measures (APMs)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation from continuing and discontinued operations attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying attributable profit – Continuing operations	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of discontinued operations and is also the basis on which our dividend payout ratio policy is applied.	Underlying attributable profit from continuing operations also excludes the contribution of discontinued operations from the above metrics.

Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.

Underlying basic earnings per share – Continuing operations	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of discontinued operations.	Underlying attributable profit – Continuing operations divided by the weighted basic average number of shares.

Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as discontinued operations and any exceptional items.

Earnings before net finance costs, taxation expense, discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Profit from operations		Earnings before net finance costs, taxation expense and discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure

Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.

Represents the total outflows of our operational investing expenditure excluding the contribution of discontinued operations.

Purchases of property, plant and equipment and exploration expenditure including the contribution of discontinued operations
Capital and exploration expenditure – Continuing operations		Purchases of property, plant and equipment and exploration expenditure.

Alternative Performance Measures

Alternative Performance Measures (APMs)	Reasons why we believe the APMs are useful	Calculation methodology
Free cash flow Free cash flow – Continuing operations

It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.

Reflects our operational cash performance inclusive of investment expenditure, but excluding the contribution of discontinued operations.

Net operating cash flows less net investing cash flows. Net operating cash flows from Continuing operations less net investing cash flows from Continuing operations.

Net debt Gearing ratio

Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.

Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.

Ratio of Net debt to Net debt plus Net assets.

Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation from continuing operations excluding exceptional items.

BHP Results for the half year ended 31 December 2021

Alternative Performance Measures (APMs)	Reasons why we believe the APMs are useful	Calculation methodology
Unit cost	Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group.

Escondida unit costs exclude:

•   by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO, Queensland Coal and NSWEC unit costs exclude:

•   royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

Petroleum unit costs exclude:

•   exploration, development and evaluation expense as these costs do not represent our cost performance in relation to current production and the Group believes it provides a similar basis of comparison to our peer group;

•   other costs that do not represent underlying cost performance of the business.

Alternative Performance Measures

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, Fuel, energy, and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

BHP Results for the half year ended 31 December 2021

Definition and calculation of Key Indicator terms

We use various Key Indicators to reflect our sustainability performance.

Management uses these Key Indicators to evaluate BHP’s performance against both positive and negative impacts of operational activities and our progress against our sustainability commitments and targets.

This section outlines why we believe the Key Indicators are useful to the Board, management, investors and other stakeholders, and the methodology behind the metrics. A definition and explanation of each of the Key Indicators are provided in the tables below.

Health and safety-related metrics

Our highest priority is the safety of our people and the communities in which we operate. This is why are focussed on introducing more reliable and effective controls across our safety risk profile and improving human and organisational performance, enabling our people to work safely each day. Our work in fatality elimination is underpinned by our field leadership program, ensuring our leaders are spending quality time in field engaging with our workforce. The health and safety Key Indicators allow the Board, management, investors and other stakeholders to measure and track health and safety performance at our operated assets.

Key Indicator	Calculation methodology
High Potential Injury (HPI)	High potential injury frequency (HPIF) is an indicator which measures the number of injuries with fatal potential per million hours. HPIFR equals the sum of (lost time cases + restricted work cases + medical treatment cases + first aid cases) x 1,000,000 ÷ total hours worked.

High potential injuries remain a primary focus to assess progress against our most important safety objective: to eliminate fatalities.

The basis of calculation for high potential injuries was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement. In some events, multiple people are injured.

This methodology has been prepared in accordance with GRI standard 403-9.

Total Recordable Injury Frequency (TRIF)	Total recordable injury frequency (TRIF) is an indicator which measures the number of recordable injuries per million hours. TRIF equals the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ total hours worked total exposure hours. BHP adopts the US Government Occupational Safety and Health Administration (OSHA) guidelines for the recording and reporting of occupational injury and illnesses. TRIF statistics exclude non-operated assets.

Year-on-year improvement of TRIF is one of our five-year sustainability targets and is one of the indicators used to assess our safety performance.

This methodology has been prepared in accordance with GRI standard 403-9 and OSHA guidelines.

Climate change-related metrics

Information on the calculation methodologies, assumptions and key references used in the preparation of our Scope 1, Scope 2 and Scope 3 GHG emissions data can be found in the BHP Scope 1, 2 and 3 GHG Emissions Calculation Methodology 2021, available at bhp.com/climate. More information on our strategy to support the reduction of GHG emissions, including our investments in low-emissions technology and natural climate solutions, is available in BHP’s Climate Change Report 2020 and BHP’s Climate Transition Action Plan 2021 at bhp.com/climate.

Alternative Performance Measures

Fresh water withdrawals

We acknowledge the nature of our operations can have significant environmental impacts. Our water withdrawal metrics allow the Board and management to manage and monitor the inherent risks relating to, and any adverse impacts our operations may have on, water resources. They also allow the Board, management, investors and other stakeholders to measure and track our performance towards our water-use commitments. Water withdrawal metrics assist the Board and management in understanding the significance of our water resource use, collectively for the Group and by individual operated assets, and to assess trends over time. It also helps inform investment in infrastructure to reduce water withdrawals and improve efficiency of water use.

Key Indicator	Calculation methodology
Fresh water withdrawals	The volume of freshwater, in megalitres (ML), received and intended for use within the reporting period by the operated asset from the water environment and/or a third party supplier.

Fresh water is defined as waters other than seawater, wastewater from third parties and hypersaline groundwater. Freshwater withdrawal also excludes entrained water that would not be available for other uses. These exclusions have been made to align with the target’s intent to reduce the use of freshwater sources subject to competition from other users or the environment.

People-related metrics

Our global workforce is the foundation of our business and we believe that supporting the wellbeing of our people and promoting an inclusive and diverse culture are vital for maintaining a competitive advantage. The proportion of the workforce that are female or Indigenous workers are key indicators, which allow the Board, management, investors and other stakeholders to measure and track our near and long-term progress.

Key Indicator	Calculation methodology
Female workforce participation (%)	The number of female employees as a proportion of the total workforce on the last day of the respective reporting period, used in internal management reporting for the purposes of monitoring progress against our goals.

Indigenous workforce participation (%)

The number of Indigenous employees as a proportion of the total workforce in the relevant countries on the last day of the respective reporting period, used in internal management reporting for the purposes of monitoring progress against our goals.

There is no significant seasonal variation in employment numbers.
These methodologies have been prepared in accordance with GRI standard 102-8 and GRI standard 405-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 15, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary